2006 Annual Report



07051653

RECD S.E.C.
APR 2 4 2007
1086

0-21129



AWARE

PROCESSED
APR 27 2007
THOMSON
FINANCIAL
Apl 27, 2007







ADSL ADSL ADSL ADSL ADSL
ADSL2+ ADSL2+ ADSL2+
VDSL2 VDSL2
ADSL ADSL
ADSL2+ ADSL2+
VDSL2 VDSL2
ADSL ADSL ADSL ADSL
ADSL2+ ADSL2+ ADSL2+
VDSL2 VDSL2 VDSL2 VDSL2





DSL Subscribers and Data Rates Growing

2006 Total DSL Subscribers by Region
185 Million Subscribers Worldwide



ROW
8%
North America
16%
Asia Pacific
38%
Europe
38%

Source: Point Topic

DSL CO Ports and CPE Units
(Annual Net Additions)



Port and Unit Additions (in millions)
250
200
150
100
50
0
2006*
2007
2008
2009
2010
Year
■ ADSL CO & CPE ■ VDSL CO & CPE

* *2006 Actual*
Source: Infonetics Research 03/07

Biometrics Moving into New Markets



Commercial (Mass Adoption)
Point of Sale
Enterprise ID Management
Regulated Industries
Financial
Transportation
Patient Privacy
Government
Border Control
Civil Background Check
Law Enforcement

LETTER TO SHAREHOLDERS

Dear Shareholder,

During the past year we returned to annual profitability for the first time since 2000. Our revenues grew 54% to $24 million, and we were profitable. We made significant progress in our three lines of business, and we feel that we are now headed to more prosperous times. In the next few paragraphs of this letter to you, we would like to summarize how we see the business.

DSL Technology

Driving DSL deployments is the global emergence of Internet Protocol television (IPTV) services as a viable means for telephone companies to deliver IP-based, TV-centric services including broadcast TV, video on demand, video telephony, and high-definition television (HDTV).

Aware's DSL technology helped fuel the first worldwide mass deployment using fiber-fed VDSL2 cabinets in Germany. Our customer, Infineon, supplies the VDSL2 chipsets that are at the heart of the Deutsche Telekom deployment, which is on track to deliver 50 Mbps service to millions of homes.

The triple-play combination of voice, data, and video services is driving new ADSL2+ deployments in other parts of Europe based upon our StratiPHY2+™ technology as well.

Broadband deployments using ADSL are now underway in over 75 countries and new deployments using ADSL2+ and VDSL2 are expected throughout Europe, Korea, Japan, and the United States.

In addition to Infineon, our StratiPHY™ technology is being used by Ikanos, Thomson, PMC Sierra and others to supply chipsets for these deployments. We are in a position to grow our market share during the next wave of deployments.

DSL Service Assurance

Emergence of advanced entertainment-quality triple-play services is driving a new cycle of spending by phone companies on solutions that provide, maintain and troubleshoot DSL service. We've developed DSL test and diagnostics hardware and software products to analyze data gathered from DSL networks and identify problems for solution.

We sell our products to OEM suppliers of automated test equipment, including manufacturers of testheads and handheld testers.

We also sell our software products to telephone companies and network equipment suppliers. One of our customers is Spirent, a supplier of automated testhead and handheld equipment. Telus will be using Spirent's products in a large-scale deployment across its Canadian network for service assurance of its IPTV service.

In addition, a series of our service assurance software products have begun to gain traction with DSLAM equipment vendors and independent service providers. We expect our position in the service assurance market to continue to improve based upon our strong product offerings and OEM customer base.

Biometrics and Medical Imaging

Our biometrics and medical imaging products experienced healthy growth in 2006. In biometrics, we sell an array of software products for automated fingerprint enrollment systems to a large number of OEM suppliers and systems integrators.

We also sell products that address border control and management as well as secure credentialing. Aware biometrics software was used to bring the NASA credentialing system into full compliance with the Personal Identity Verification (PIV) standards. Our PIV products support all required enrollment and administrative functions, collection of biometric fingerprint, facial, and applicant signature images, data formatting, and credential validation. Opportunities in the biometrics and medical imaging markets are significant for us. We are excited about our product positions and the longstanding relationships we have with industry leaders.

Summary

We are pleased with our ability to leverage our technology foundation and product development experience into new opportunities for our stakeholders. We are able to pursue new products aggressively and deliver them to the market through an OEM business model that we believe will fuel healthy bottom line growth.

We are grateful to our customers and employees for their dedication and to our shareholders for their continued support. This year will be exciting for Aware, as we expect to experience significant growth in all of our product lines.

Sincerely,





Michael A. Tzannes
Chief Executive Officer

John K. Kerr
Chairman, Board of Directors

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

Commission file number 000-21129


SEC MAIL
RECEIVED
PROCESSING
APR 2 4 2007
WASH. D.C.
186
SECTION

AWARE, INC.

(Exact Name of Registrant as Specified in Its Charter)

Massachusetts	**04-2911026**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

40 Middlesex Turnpike, Bedford, Massachusetts 01730
(Address of Principal Executive Offices)
(Zip Code)

(781) 276-4000
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $.01 per share	**The Nasdaq Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer [ ] Accelerated Filer [X] Non-Accelerated Filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

As of June 30, 2006 the aggregate market value of the registrant's common stock held by non-affiliates of the registrant, based on the closing sale price as reported on the Nasdaq Global Market, was approximately $128,958,890.

The number of shares outstanding of the registrant's common stock as of March 5, 2007 was 23,673,603.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement to be delivered to shareholders in connection with the registrant's Annual Meeting of Shareholders to be held on May 23, 2007 are incorporated by reference into Part III of this Annual Report on Form 10-K.

AWARE, INC.
FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2006

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

ITEM 1. BUSINESS

Company Overview

We have been a leading innovator in Digital Subscriber Line ("DSL") technology for over a decade. We license silicon intellectual property to semiconductor companies that build integrated circuits for the DSL industry. Our offerings are based upon International Telecommunication Union ("ITU") and other relevant industry standards. Our DSL technology focus is on asymmetric DSL ("ADSL") and very high speed DSL ("VDSL"). ADSL enables telephone companies to utilize their existing copper telephone lines to offer broadband services. Numerous ADSL standards have been adopted by the ITU since 1999, including G.992.1 ADSL and G.992.2 G.Lite as well as G.992.3 ADSL2 and G.992.5 ADSL2+ which were adopted by the ITU in 2002 and 2003, respectively. In 2006, the ITU approved the G.993.2 VDSL2 standard. ADSL2+ and VDSL2 further expand the bandwidth utilized by DSL signals and enable higher data rates than ADSL. The ADSL2+ and VDSL2 standards deliver improved immunity against noise, support for test and diagnostics functionality, data rate adaptability and means for power consumption reduction. With these standards, telephone companies are able to deploy entertainment-quality services such as television, including Internet Protocol television ("IPTV") and video-on-demand, and support high-definition formats such as HDTV. IPTV provides phone companies a means to deliver a superior and differentiated TV service by offering more channel selections, better quality and an improved user experience with multiple viewing panes and instantaneous channel switching. IPTV is expected to drive increased demand for the fastest versions of DSL service over the next several years. ADSL2+ and VDSL2 are expected to be increasingly used in worldwide deployments over the next several years.

We also sell DSL test and diagnostics hardware and software products to pre-qualify, monitor and troubleshoot DSL service offered by phone companies. We sell our products to OEM suppliers of automated test equipment, including manufacturers of test-heads and handheld testers. We also sell our software products to telephone companies and network equipment suppliers. Our hardware products interoperate with existing central office ("CO") and customer premises equipment ("CPE") thereby enabling connectivity for test and diagnostics applications. We are committed to maintaining interoperability with new DSL CO and CPE solutions. Our software products support pre-qualification, provisioning, troubleshooting and maintenance of DSL networks. As phone companies expand their DSL offerings to include IPTV, video and triple play services, the need has increased for improved monitoring and troubleshooting of DSL networks. Our products leverage our expertise in DSL technology and product developments.

We have been a leading innovator in imaging and biometrics applications for over a decade. We sell biometrics software components that are used in government systems worldwide. Our products address a broad range of functionality including enrollment of fingerprints and facial images, ID personalization and reading, and networking. We have broad exposure to biometrics applications in criminal justice, border control and secure credential applications. We primarily sell our products to OEMs and system integrators. We also sell to end-users such as government agencies and enterprises. The biometrics industry has benefited from the emergence of industry standards and supportive legislation since September 11, 2001. The use of multimodal biometrics and facial images is expected to be on the rise. In addition, we sell software products for medical and digital imaging applications based upon industry standards such as JPEG 2000 and JPIP.

We have research and development activities underway to develop new forms of broadband and imaging technologies. We play an active role at standards setting bodies so that we can anticipate and influence changes in industry requirements.

During 2005 and 2006, approximately 62% and 58%, respectively, of our revenue came from licensing DSL intellectual property. We license our intellectual property worldwide through our direct sales force. Our largest semiconductor customers in 2005 and 2006 were Infineon Technologies, AG and Analog Devices, Inc., which on February 17, 2006 sold its ADSL business relating to Aware technology to Ikanos Communications, Inc. ("Ikanos") and Ikanos has replaced Analog Devices, Inc. as an Aware licensee.

The remainder of our revenue came from the sale of software and hardware products. Our software product sales consisted primarily of sales of software tools for biometric applications. We also had sales of medical imaging software tools and software for DSL test and diagnostics applications. Our hardware products consisted primarily of hardware modules for DSL test and diagnostics applications.

We are headquartered in Bedford, Massachusetts. Our telephone number is (781) 276-4000, and our website is www.aware.com. Incorporated in Massachusetts in 1986, we employed 117 people as of December 31, 2006. Our stock is traded on the Nasdaq Global Market under the symbol AWRE.

Our website provides a link to a third-party website through which our annual, quarterly and current reports, and amendments to those reports, are available free of charge. We believe these reports are made available as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. We do not maintain or provide any information directly to the third-party website, and we are not responsible for its accuracy.

Industry Background

DSL Industry Background. DSL technology allows telephone companies to offer high-speed data services over their existing telephone wires. Telephone companies began tests and trials of ADSL technology in the mid 1990s. Commercial deployment of ADSL services began in modest volumes in 1999, and during the last five years, the rate of deployment of ADSL services accelerated dramatically, particularly outside of the United States. According to announcements by major telephone companies and information compiled by Point Topic Ltd., a company that provides analysis of broadband access to the Internet, approximately 12 million, 17 million, 28 million, 36 million, 41 million and 43 million new ADSL subscribers were added in 2001, 2002, 2003, 2004, 2005 and 2006, respectively. As of the third quarter of 2006, there were approximately 172 million global DSL subscribers worldwide, of which approximately 28 million were in North America. There were 68 million in Europe/Middle East/Africa, approximately 67 million were in the Asia Pacific region and the remainder was in Latin America.

As the demand for faster residential broadband service continues to grow, telephone companies are upgrading their networks to increase the data rates that are delivered to their residential customers. With higher data rates phone companies can offer IPTV, video and triple play services. These upgrades require large financial expenditures and involve the deployment of fiber optic-based communications to points deeper in the access networks that are closer to residential customers than today's central office locations. The resulting fiber-to-the-node ("FTTN") networks require that new equipment platforms be installed at fiber-fed points. These equipment platforms utilize the existing telephone wire infrastructure and new ADSL2+ or VDSL2 standards to provide increased data rates.

ADSL service now serves a broad global footprint; service based upon ADSL is now offered in over 80 countries throughout the world. It is expected that ADSL service offerings will increasingly use ADSL2+ technology because it enables higher data rates and improved functionality.

VDSL service has been deployed in Japan and VDSL2 service deployments are underway in several other countries, including Belgium, Switzerland and Germany. Deutsche Telekom commenced a 50 Mbps VDSL2-based service to a large number of cities in 2006, the largest VDSL2 deployment in the world-to-date. Japan, Korea and the United States are expected to roll-out VDSL2 networks during 2007.

In order to activate DSL service, one end of a telephone wire must be connected to DSL equipment in a central office or remote location controlled by telephone companies and the other end must be connected to a device in the customer's premises. DSL central office and remote location equipment includes DSL access multiplexers ("DSLAMs"), next generation digital loop carriers ("NGDLCs"), and broadband loop carriers ("BLCs"). These are available from numerous telecommunications equipment suppliers. Some of the leading suppliers of DSL equipment include Alcatel-Lucent, Huawei, ECI Telecom, NEC Corporation, Siemens AG, Sumitomo Corporation, and UTStarcomm. Devices in the customer's premise are known as DSL customer premises equipment ("CPE") and include modems, routers and devices that support integrated voice and data, known as integrated access devices. Thomson Multimedia, Siemens, D-Link, Sumitomo, Sagem, Westell, Zyxel and Cisco are leading manufacturers of ADSL CPE.

Equipment manufacturers are able to purchase DSL chipsets for telephone company equipment or CPE from a number of suppliers, including Broadcom Corporation ("Broadcom"), Centillium Communications, Inc. ("Centillium"), Conexant Systems, Inc. ("Conexant"), Ikanos Communications, Infineon Technologies AG ("Infineon"), PMC-Sierra Inc. , ST Microelectronics N.V. ("ST"), and Texas Instruments Incorporated ("TI").

With over 1 billion phone lines installed worldwide, DSL has penetrated less than 17% of the available market. According to estimates by Infonetics Research published in March 2007, the DSL chipset market future growth projections are that:

- Telephone companies are expected to add 98 million, 105 million, 111 million and 118 million new DSL ports to their networks in 2007, 2008, 2009 and 2010 respectively.
- Telephone companies are expected to add 13.6 million, 18.4 million, 25.4 million and 34.2 million VDSL ports to their networks in 2007, 2008, 2009 and 2010 respectively.
- ADSL CPE units of 73 million, 74 million, 73 million and 71 million are expected to sell in 2007, 2008, 2009 and 2010 respectively.
- VDSL CPE units of 3 million, 5 million, 9 million and 14 million are expected to sell in 2007, 2008, 2009 and 2010 respectively.

DSL Technology Background. DSL technology expands the usable bandwidth of copper wire so that telephone companies can offer high-speed data services over their existing telephone networks. DSL is a point-to-point technology that connects the end user to a central location in the telephone company's network such as a central office or remote location controlled by the telephone company. DSL equipment is required at each end of the telephone line. New ADSL2, ADSL2+ and VDSL2 technologies will enable transmit speeds between multiple megabits ("Mbps") and 100 Mbps. Actual transmission speeds depend on the length and condition of the existing wire.

An ADSL system typically divides the bandwidth on a copper wire into three segments. The first segment is used for plain old telephone service ("POTS") or ISDN. The second segment is used to transmit data "upstream" from the user to a central location in the phone network. The third segment is used to transmit data to the user (the "downstream" direction).

The ADSL industry relies on international standards bodies to specify the technology used for ADSL services. Standards bodies that contribute specifications include the American National Standards Institute ("ANSI"), the ITU, the European Telecommunications Standards Institute ("ETSI") and other organizations. The prevalence and influence of industry standards on the ADSL industry make it similar to other communications and networking technologies such as Code Division Multiple Access ("CDMA"), Universal Serial Bus ("USB"), Global System for Mobile telecommunications ("GSM"), Global Positioning System ("GPS"), Wireless Local Area Networking ("WLAN"), and chip-connection technology for Dynamic Random Access Memory ("DRAM"). For the infrastructure and services that use these technologies, standards and patents play a significant role in the formation of the commercial landscape.

Full-rate ADSL was first standardized in 1995 by ANSI as T1.413, and then by the ITU in 1999 as G.992.1. Full-rate ADSL can transmit data at speeds up to 8 Mbps downstream and up to 640 Kbps upstream.

In 1999, the ITU also standardized a lower speed version of ADSL, known as G.Lite or G.992.2. G.Lite can transmit data at speeds up to 1.5 Mbps downstream and up to 512 Kbps upstream without using special filtering equipment required by full-rate ADSL. G.Lite was intended to make the installation of ADSL faster and less expensive for telephone companies; however, most ADSL service offerings today are based on full-rate ADSL.

In 2002, the ITU approved a new set of ADSL standards known as ADSL2 or G.992.3 and G.992.4. These standards provide numerous improvements over previous ADSL standards, including line diagnostics, power management, power down and power cutback, reduced framing and on-line configuration. In 2003, the ITU approved ADSL2+ or G.992.5. ADSL2+ builds upon the ADSL2 standard by increasing achievable data rates to speeds up to 24 Mbps upstream on phone lines as long as 3,000 feet (20 Mbps out to 5,000 feet). While the signal bandwidth of previous ADSL standards was about 1 MHz, ADSL2+ specifies signals with more than 2 MHz of bandwidth.

ITU standards for bonded ADSL, G.998.1 and G.998.2, were approved in January 2005. These standards specify multi-pair ADSL bonding technology for residential and business services. Data rates are increased by a factor equal to the number of lines that are bonded. If two pairs are bonded, upstream and downstream data rates are doubled.

VDSL2 is the fastest version of DSL. In February 2006, the ITU approved the G.993.2 VDSL2 standard. This standard supports bandwidths from 8 MHz to 30 MHz and specifies data rates up to 100 Mbps. VDSL2 supports multiple profiles, each requiring support for multiple upstream and downstream bands. VDSL2 also supports the functionality improvements found in ADSL2 and ADSL2+.

DSL Test and Diagnostics Industry Background. The ADSL2+ and VDSL2 standards are the first DSL standards to incorporate test functionality for analyzing and diagnosing DSL networks. As deployments using these technologies become more pervasive, this functionality will improve phone companies' ability to test and diagnose their networks.

As IPTV, video-based and triple play services become more widely offered through DSL networks, the need for improved pre-qualification, provisioning and maintenance is increasing. Television and video services require a higher degree of reliability and robustness than data services.

Service assurance solutions have been put in place for telephone companies' traditional voice services and initial ADSL deployments. We expect an increased interest by phone companies for new service assurance solutions for ADSL2+ and VDSL2 networks and IPTV and video-based services.

Use of automated test equipment ("ATE") is a typical means for testing and diagnosing the DSL lines and services that are offered by telephone companies to consumers and businesses. The DSL ATE infrastructure typically involves the use of a centrally located test-head platform. At this location, information is gathered from the telephone network and used for provisioning or troubleshooting DSL service.

Information about the DSL network is also gathered using hand-held testers. The information gathered in ATE and handhelds is generally made available to telephone companies' operations organizations through a complex software network. This information assists telephone companies in pre-qualifying, analyzing and diagnosing problems encountered during service deployment or during operation.

Test and diagnostics functions are also performed by DSL network equipment (e.g. DSLAMs) or DSL CPE, though typically to a lesser extent than those performed by dedicated test equipment.

Leading suppliers of ATE hardware and software, handheld devices and operations software include Spirent, Teradyne, Tollgrade, Acterna, Sunrise, Fluke, and others.

Biometrics Industry Background. Biometric identification systems have traditionally used fingerprints as the primary biometric to identify individuals and continue to be pervasive in government and commercial applications. These systems gather fingerprints at enrollment stations and access control locations, and utilize transaction processing hardware and software and matching systems for identification. The emergence of digital fingerprint compression and formatting over the last decade has transformed these to electronic systems capable of faster transaction processing and matching. These electronic systems are also capable of being upgraded to utilize biometrics other than or in addition to digital fingerprints, such as facial images.

The emergence and adoption of industry standards for border control and secure credential applications has increased the reach and use of biometrics in security applications. Legislation is driving many government programs now underway that require the use of biometric information in documents such as e-passports and personal identification cards. Personal identity verification ("PIV") systems are being employed by government agencies to standardize federal employee and contractor IDs and utilize them to control access to government facilities and information systems. The National Institute for Standards and Technology developed the FIPS 201 standard for PIV as mandated by HSPD-12. Other biometrics applications such as border management, and upgrades to state and local AFIS systems used for fingerprint enrollments are also expected to present opportunities for vendors of biometrics products in the next several years. The use of biometric security systems by regulated segments of the financial, transportation and healthcare industries has also increased.

Vendors of the hardware and/or software component of biometric enrollment stations include Lockheed Martin, Crossmatch, Unisys, SAIC, L1 Identity Solutions, Northrop Grumman, and NEC. Fingerprint matching and/or biometric transaction management systems are provided by companies such as Motorola, Sagem, NEC, Cogent, Identix, and numerous system integrators. As biometric security systems gain acceptance in new areas, the market opportunity for suppliers of hardware and software solutions is expected to grow. The biometrics security systems market is also expected to grow as the use of new biometrics, other than or in addition to fingerprints, gain favor.

Aware DSL Intellectual Property

Aware has been a pioneer of DSL technology since the mid-1990s. We license our StratiPHY2+™ and StratiPHY3™ silicon intellectual property platforms to semiconductor companies to manufacture and sell chipsets that are compliant with the ITU standards for ADSL, ADSL2, ADSL2+, VDSL1 and VDSL2. StratiPHY2+ supports ADSL2 and ADSL2+ standards for CPE applications. We have been first to demonstrate bonded ADSL2+ that doubles ADSL data rates as well as reach-extended ADSL2 that increases the distance over which phone companies can deliver service by 20% or more. Our StratiPHY-Bonded™ ADSL2+ platform complies with the ITU G.bond standard. StratiPHY3 supports ADSL2, ADSL2+, VDSL1 and VDSL2 standards. StratiPHY3 can be configured to run in central office as well as customer premises equipment mode.

The StratiPHY2+, StratiPHY-Bonded and StratiPHY3 platforms include patent rights, copyrighted materials and trade secrets. Copyrighted materials include digital chip design technology, available in Verilog or VHDL languages, and software, available in assembly and C-code. We license our copyrighted materials in source code as well as object code form. We have also manufactured limited quantities of digital chips using our StratiPHY designs. StratiPHY2+ and StratiPHY3 chips support all legacy and new ADSL standards in a single integrated circuit. StratiPHY2+ is applicable to customer premises solutions and StratiPHY3 is applicable to central office or customer premises solutions and also supports VDSL and VDSL2 standards.

Customers develop integrated circuits based upon our technology for fabrication in their own or third party manufacturing processes. Customers manufacture our digital chip or integrate our technology into chips that also contain other functionality. We also offer engineering services to our customers for the development and support of their chips or chipsets. Our largest customers for DSL intellectual property have been ADI and Infineon.

Aware DSL Test and Diagnostics Products

We have developed test and diagnostics hardware and software products based upon our Dr. DSL® technology. These products are designed to improve the ability of service providers to pre-qualify, provision, monitor, and troubleshoot DSL networks by enabling them to collect important information and diagnose problems regarding their service offerings. The primary goal of these products is to reduce the costs associated with service set-up and maintenance. Specific product features include loop length measurement, bridged tap measurement, crosstalk disturber detection and management, subscriber self-installation, and in-home diagnostics.

Customers use our Dr. DSL hardware modules for modem emulation to achieve connectivity within DSL networks. With these products, customers can interoperate with a broad array of telephone company DSL equipment as well as DSL CPE. Our principal hardware products include:

- Modem Models 150 and 350– Standard-compliant CPE transceiver emulation modems for ADSL or ADSL2+ networks
- Modem Models 450 and 550– Standard-compliant transceiver CO and CPE emulation modems for ADSL/2/2+ and VDSL2 CO and CPE networks.
- DSL test and development systems - System-level products for ADSL/2/2+ and VDSL2 performance and interoperability testing.

We primarily sell our hardware products to OEMs who supply DSL automated test equipment and DSL handheld testers.

Customers use our DSL software products to provision and troubleshoot their networks and service offerings. Our Dr. DSL software modules perform pre-qualification, fault detection, line diagnostics and line analysis functionality. Our Dr. DSL Line Diagnostics Platform is a server-based platform that collects single-ended line test (SELT), dual- ended line test ("DELT") and metallic loop test ("MLT") data and enables telephone companies to perform analysis and diagnostics of traditional POTS and traditional and advanced DSL services, including IPTV and advanced triple play services.

We primarily sell our Dr. DSL software products to automated test equipment, outside plant equipment, and DSL network equipment suppliers. We also sell to telephone companies.

Aware Biometrics and Imaging Products

Aware has been a pioneer in the development of wavelet-based image compression technology since the late 1980s.

Aware provides standards-compliant biometrics software tools that enable integrators, solution providers, and government agencies to compress, analyze, optimize, format, and transport biometric images and data according to domestic and international standards.

We have developed software products for biometrics applications that support industry standards.

These products address:

- Data formatting and interchange software components that support NIST, ISO, INCITS, ICAO, and FIPS 201 standards and enable interoperability.
- Image compression software components for fingerprint and facial image compression such as WSQ and JPEG2000.
- Biometric ID cards. Our PIVSuite™ family of software development kits support registration, identity proofing, ID card personalization and issuance applications in compliance with FIPS 201.
- Image processing for biometric quality analysis, capture and transaction processing applications.
- Networking software for building and deploying multimodal biometric data workflow solutions. Our Biometrics Workflow Platform (BWP) supports the collection of biometrics from a distributed network, and subsequent aggregation, analysis, processing and integration of this data into larger systems.

We sell our biometrics software products primarily to integrators, OEMs and government agencies., We supply a broad range of fingerprint and facial biometric functionality, including enrollment, ID personalization and reading, and networking. Our solutions address border control and management, secure credentialing, and fingerprint background check applications.

We also sell medical imaging and digital imaging software solutions.

We have a large number of OEM customers in the biometrics, medical and digital imaging markets.

Aware Strategy

We are a technology innovation company. We promote our technology through participation in industry standard setting organizations and lead the market in the development of products that support industry standards. We have done so for more than ten years in the DSL and biometrics industries. We sell our products through an OEM business model, allowing us to expand the reach of our products through the success of our customers.

Key elements of our strategy include:

Lead in the development of DSL standards based technologies. We actively promote our technology at standards bodies with the goal of including it in new specifications. The use of technology that is compliant with industry standards is prevalent in telecommunications applications and in the DSL industry. Through the standardization of our technology, we believe that we expand the size of the DSL opportunity for the company. ADSL2+ and VDSL2 standards are at the center of new DSL offerings for IPTV, video and triple play services worldwide. By developing technology based upon industry standards, we deliver solutions to our customers that have broad market reach.

Develop high performance, easy-to-use, interoperable, flexible DSL silicon interface technology. Our StratiPHY platforms support multiple DSL standards in cost effective intellectual property offerings. Our StratiPHY technology meets or exceeds industry performance and functionality requirements. We have established interoperability agreements with leaders in the DSL equipment and semiconductor industries to achieve and maintain high levels of interoperability across multiple vendors' solutions. We have also developed chips, reference designs and development platforms to allow rapid evaluation and testing of our solutions.

Commercialize our DSL silicon products through a licensing business model. By licensing our technology, our customers leverage our StratiPHY2+ and StratiPHY3 developments, reduce their R&D and support costs and deliver DSL functionality rapidly to the market. We leverage our customers' sales, distribution and manufacturing capabilities. Our objective is to establish StratiPHY2+ and StratiPHY3 as predominant broadband WAN silicon-level interfaces through the success of our customers' products.

Commercialize hardware and software solutions for DSL test and diagnostics applications through an OEM business model. We have developed hardware modules and software solutions for pre-qualifying, provisioning, and troubleshooting DSL networks. These leverage our DSL silicon interface expertise and the test functionality inherent in ADSL2+ and VDSL2 standard-compliant solutions. We sell to automated test equipment manufacturers, network equipment manufacturers and service providers. By selling primarily through OEMs, we gain broad exposure to growth in spending by phone companies on DSL service assurance. This spending is expected to increase as new technologies such as ADSL2+ and VDSL2 and new service offering such as IPTV and video become more pervasive.

Lead in the development of standards-based imaging technologies. Aware has been a pioneer in the development of wavelet-based solutions for image compression. We have been involved in standards setting organizations for fingerprint and medical imaging applications, as well as e-passport and secure credential applications.

Commercialize software components and server-based solutions for biometrics applications through an OEM channel. We have developed software components for fingerprint enrollment, border control and secure credential applications. We have also developed the biometrics workflow platform (BWP), a server-based software product for enrollment of biometric data for personal identity verification and other applications. We sell primarily to OEM suppliers and systems integrators. We have broad exposure to the biometrics market through our customer base.

Research and Development

DSL semiconductor technology must track the rapidly changing requirements of the DSL industry. Our research and development activities are focused on shrinking the size of integrated circuits based upon our technology, improving performance and functionality and incorporating new technology to increase the value of our technology offerings. During 2006, we introduced an analog front end solution for DSL, and a solution for bonded-ADSL2+.

We also have research and development activities focused on improving the functionality of our DSL test and diagnostics hardware and software products to support phone company requirements for pre-qualifying, monitoring and troubleshooting advanced DSL services, including VDSL2 networks and IPTV deployments. During 2006, we introduced new hardware modules and new software components and a server-based software product for DSL test and diagnostic applications.

We also have research and development activities focused on improving our software product functionality and broadening our exposure to biometrics, medical and digital imaging applications. During 2006, we introduced new software components for PIV and e-passport applications, as well as a new server-based platform for PIV enrollment applications.

As of December 31, 2006, we had an engineering staff of 86 employees, representing 74% of our total employee staff. During the years ended December 31, 2006, 2005, and 2004, research and development expenses charged to operations were $11.2 million, $10.2 million, and $10.0 million, respectively. In addition, because our license agreements often call for us to provide engineering development services to our customers, a portion of our total engineering costs has been allocated to cost of contract revenue. We expect that we will continue to invest substantial funds in research and development activities.

Sales and Marketing

Our principal sales and marketing strategy is to license our DSL intellectual property to semiconductor manufacturers. We believe that decisions involving the selection of our technology are frequently made at senior levels within a prospective customer's organization. Consequently, we rely significantly on presentations by our senior management to key employees at prospective customers. As of December 31, 2006, we had ten employees in our DSL licensing and test and diagnostics sales and marketing organization.

Customers who are selling or developing integrated circuits based upon StratiPHY2plus include: Atmel Corporation ("Atmel"), Ikanos Communications, Inc. ("Ikanos"), Infineon, and Thomson SA ("Thomson"). On February 17, 2006, Analog Devices, Inc. ("ADI") sold its ADSL business relating to Aware technology to Ikanos and Ikanos has replaced ADI as an Aware licensee.

Customers who are selling or developing integrated circuits based upon StratiPHY3 include Infineon and Thomson.

In 2006, we derived approximately 20% and 26% of our total revenue from the ADI/Ikanos combination and Infineon, respectively. In 2005, we derived approximately 20% and 30% of our total revenue from ADI and Infineon, respectively. In 2004, we derived approximately 28%, and 28% of our total revenue from ADI, and Infineon, respectively. All revenue in 2006, 2005, and 2004 was derived from unaffiliated customers.

We sell our test and diagnostics products primarily to OEMs and to a lesser extent to service providers.

We sell our biometrics and digital imaging software products primarily to OEMs and systems integrators. As of December 31, 2006, there were four employees in our biometrics and digital imaging software sales organization.

Competition

We compete by offering comprehensive packages of standards-based broadband technology. Our success as an intellectual property supplier depends on the willingness and ability of semiconductor manufacturers to design, build and sell integrated circuits based on our intellectual property. The semiconductor industry is intensely competitive and has been characterized by:

- rapid price erosion;
- rapid technological change;
- short product life cycles;
- cyclical market patterns; and
- increasing foreign and domestic competition.

As an intellectual property supplier to the semiconductor industry, we face competition from internal development teams within potential semiconductor customers. We must convince potential licensees to license from us rather than develop technology internally. Furthermore, semiconductor customers, who have licensed our intellectual property, may choose to abandon joint development projects with us and develop chipsets themselves without using our technology. In addition to competition from internal development teams, we may compete against other independent suppliers of intellectual property for DSL.

The market for DSL chipsets is also intensely competitive. Our success within the DSL industry requires that DSL equipment manufacturers buy chipsets from our semiconductor licensees, and that telephone companies buy DSL equipment from those equipment manufacturers. Our customers' chipsets compete with products from other vendors of standards-based DSL chipsets, including Broadcom, Conexant, ST and TI.

DSL services also compete with broadband technologies that use other network architectures to provide high-speed data service. These technologies include cable modems using cable networks, wireless solutions using wireless networks and fiber-to-the-home services. To date, ADSL services have been more successful than high-speed cable services outside of the United States; however cable services serve a larger number of broadband subscribers than ADSL inside the United States. We cannot give you assurances that these alternative network architectures will not be more successful than ADSL or VDSL.

The markets for our test and diagnostics hardware and software products are competitive and uncertain. We cannot assure you that phone companies will purchase significant quantities of products to test and diagnose their DSL networks, nor that if they do they will use our products. Our success as a supplier of hardware and software products for DSL test and diagnostics depends on the willingness and ability of OEM customers to design, build and sell automated test heads, hand-held testers, and in some instances DSLAMs that incorporate or work with our products.

The markets for our biometrics, medical and digital imaging software products are competitive and uncertain. We cannot assure you that the biometrics industry will grow. We cannot assure you that our products will succeed in the market. We cannot assure you that we will be able to compete effectively or that competitive pressures will not seriously harm our business.

Our licensing and OEM customers and their competitors have significantly greater financial, technological, manufacturing, marketing and personnel resources than we do. We cannot assure you that our OEM customers will continue to purchase products from us or that we will be able to compete effectively or that competitive pressures will not seriously harm our business.

Patents and Intellectual Property

We rely on a combination of nondisclosure agreements and other contractual provisions, as well as patent, trademark, trade secret and copyright law to protect our proprietary rights. We have an active program to protect our proprietary technology through the filing of patents. As of December 31, 2006, we had 35 issued patents and 76 pending patent applications pertaining to telecommunications and signal processing technology. We also had 13 issued patents and 8 pending patent applications pertaining to image compression, video compression, audio compression, seismic data compression and optical applications.

Although we have patented certain aspects of our technology, we rely primarily on trade secrets to protect our intellectual property. We attempt to protect our trade secrets and other proprietary information through agreements with our licensees, suppliers, employees and consultants, and through security measures. Each of our employees is required to sign a non-disclosure and non-competition agreement. Although we intend to protect our rights vigorously, we cannot assure you that these measures will be successful. In addition, effective intellectual property protection may be unavailable or limited in certain foreign countries.

Third parties may assert exclusive patent, copyright and other intellectual property rights to technologies that are important to us. In the past, we have received letters from third parties suggesting that we may be obligated to license such intellectual property rights. If we were found to have infringed any third party's patents, we could be subject to substantial damages and an injunction preventing us from conducting our business.

Manufacturing

Sales of hardware products constitute a relatively small portion of our total revenue. We do not intend to produce hardware products in any material quantity for the foreseeable future. Consequently, we rely on third party contract manufacturers to assemble and test substantially all of our products. Our internal manufacturing capacity is limited to final test and assembly of certain products. Other than DSL chipsets, which are available from our customers, we believe that other components for our hardware products are available from a number of suppliers.

Employees

At December 31, 2006, we employed 117 people, including 86 in engineering, 14 in sales and marketing, 3 in manufacturing and 14 in finance and administration. Of these employees, 112 were based in Massachusetts. None of our employees is represented by a labor union. We consider our employee relations to be good.

We believe that our future success will depend in large part on the service of our technical and senior management personnel and upon our ability to retain highly qualified technical, sales and marketing and managerial personnel. We cannot assure you that we will be able to retain our key managerial and technical employees or that we will be able to attract and retain additional highly qualified personnel in the future.

ITEM 1A. RISK FACTORS

Some of the information in this Form 10-K contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," "continue" and similar words. You should read statements that contain these words carefully because they: (1) discuss our future expectations; (2) contain projections of our future operating results or financial condition; or (3) state other "forward-looking" information. However, we may not be able to predict future events accurately. The risk factors listed in this section, as well as any cautionary language in this Form 10-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should be aware that the occurrence of any of the events described in these risk factors and elsewhere in this Form 10-K could materially and adversely affect our business. We assume no obligation to update any forward-looking statements.

Our Quarterly Results Are Unpredictable and May Fluctuate Significantly

Our quarterly revenue and operating results are difficult to predict and may fluctuate significantly from quarter-to-quarter. Because our revenue components fluctuate and are difficult to predict, and our expenses are largely independent of revenues in any particular period, it is difficult for us to accurately forecast revenues and profitability. When appropriate, we recognize contract revenues ratably over the period during which we expect to deliver technology and provide engineering services. While this means that contract revenues from certain current agreements are generally predictable, changes can be introduced by a reevaluation of the length of the development period, or by the termination of a contract. The initial estimate of this period is subject to revision as the product being developed under a contract nears completion, and a revision may result in an increase or decrease to the quarterly revenue for that contract. In addition, accurate prediction of revenues from new contracts or licensees is difficult because contract negotiation is a lengthy process, frequently spanning a year or more, and the fiscal period in which a new license agreement will be entered into, if at all, and the financial terms of such an agreement are difficult to predict. Contract revenues also include fees for engineering services, which are dependent upon the varying level of assistance desired by licensees and, therefore, the revenue from these services is also difficult to predict.

It is also difficult for us to make accurate forecasts of royalty revenues. Royalties are recognized in the quarter in which we receive a report from a licensee regarding the shipment of licensed integrated circuits in the prior quarter, and are dependent upon fluctuating sales volumes and/or prices of chips containing our technology, all of which are beyond our ability to control or assess in advance.

Our business is subject to a variety of additional risks, which could materially adversely affect quarterly and annual operating results, including:

- market acceptance of broadband technologies we supply by semiconductor or equipment companies;
- the extent and timing of new license transactions with semiconductor companies;
- changes in our and our licensees' development schedules and levels of expenditure on research and development;
- the loss of a strategic relationship or termination of a project by a licensee;
- equipment companies' acceptance of integrated circuits produced by our licensees;
- the loss by a licensee of a strategic relationship with an equipment company customer;
- announcements or introductions of new technologies or products by us or our competitors;
- delays or problems in the introduction or performance of enhancements or of future generations of our technology;
- failures or problems in our hardware or software products;
- price pressure in the biometrics or test and diagnostics markets from our competitors;
- delays in the adoption of new industry standards or changes in market perception of the value of new or existing standards;
- competitive pressures resulting in lower contract revenues or royalty rates;
- competitive pressures resulting in lower software or hardware product revenues;
- personnel changes, particularly those involving engineering and technical personnel;
- costs associated with protecting our intellectual property;
- the potential that licensees could fail to make payments under their current contracts;

- ADSL market-related issues, including lower ADSL chipset unit demand brought on by excess channel inventory and lower average selling prices for ADSL chipsets as a result of market surpluses;
- VDSL market-related issues, including lower VDSL chipset unit demand brought on by excess channel inventory and lower average selling prices for VDSL chipsets as a result of market surpluses;
- Hardware manufacturing issues, including yield problems in our hardware platforms, and inventory build up and obsolescence.
- regulatory developments; and
- general economic trends and other factors.

As a result of these factors, we believe that period-to-period comparisons of our revenue levels and operating results are not necessarily meaningful. You should not rely on our quarterly revenue and operating results to predict our future performance.

We Experienced Net Losses

We had a net annual loss during 2001, 2002, 2003, 2004 and 2005. We may experience losses in the future if:

- the semiconductor and telecommunications markets decline;
- our existing customers do not increase their revenues from sales of chipsets with our technology;
- new or existing customers do not choose to license our intellectual property for new chipset products; or
- new or existing customers do not choose to use our software or hardware products.

We Have a Unique Business Model

The success of our DSL licensing products depends upon our ability to license our technology to semiconductor and equipment companies, and our customers' willingness and ability to sell products that incorporate our technology so that we may receive significant royalties that are consistent with our plans and expectations.

We face numerous risks in successfully obtaining suitable licensees on terms consistent with our business model, including, among others:

- we must typically undergo a lengthy and expensive process of building a relationship with a potential licensee before there is any assurance of a license agreement with such party;
- we must persuade semiconductor and equipment manufacturers with significant resources to rely on us for critical technology on an ongoing basis rather than trying to develop similar technology internally;
- we must persuade potential licensees to bear development costs associated with our technology applications and to make the necessary investment to successfully manufacture chipsets and products using our technology; and
- we must successfully transfer technical know-how to licensees.

Moreover, the success of our business model also depends on the receipt of royalties from licensees. Royalties from our licensees are often based on the selling prices of our licensees' chipsets and products, over which we have little or no control. We also have little or no control over our licensees' promotional and marketing efforts. They are not prohibited from competing against us.

Our business could be seriously harmed if:

- we cannot obtain suitable licensees;
- our licensees fail to achieve significant sales of chipsets or products incorporating our technology; or
- we otherwise fail to implement our business strategy successfully.

There Has Been and May Continue to be an Oversupply of DSL Chipsets, and There is Intense Competition for DSL Chipsets, Which Has Caused Our Royalty Revenue to Decline

The royalties we receive are influenced by many of the risks faced by the ADSL market in general, including reduced average selling prices ("ASPs") for ADSL chipsets during periods of surplus. In 2000, 2001, and 2002, the ADSL industry had experienced an oversupply of ADSL chipsets and central office equipment. Excessive inventory levels led to soft chipset demand, which in turn led to declining ASPs. ASPs have also been under pressure because of intense competition in the ADSL chipset marketplace. As a result of the soft demand and declining ASPs for ADSL chipsets, our royalty revenue has decreased substantially from the levels we achieved in 2000. Price decreases for ADSL or VDSL chipsets, and the corresponding decreases in per unit royalties received by us, can be sudden and dramatic. Pricing pressures may continue during the first quarter of 2007 and beyond. Our royalty revenue may decline over the long term.

We Depend Substantially Upon a Limited Number of Licensees

There are a relatively limited number of semiconductor and equipment companies to which we can license our broadband technology in a manner consistent with our business model. If we fail to maintain relationships with our current licensees or fail to establish a sufficient number of new licensing relationships, our business could be seriously harmed. In addition, our prospective customers may use their superior size and bargaining power to demand license terms that are unfavorable to us and prospective customers may not elect to license from us.

We Derive a Significant Amount of Revenue from a Small Number of Customers

In 2004, 2005 and 2006, we derived 28%, 20% and 20%, respectively, of our total revenue from ADI and 28%, 30%, and 26% respectively, of our total revenue from Infineon. ADI and Infineon have developed many generations of ADSL chipsets based upon our technology. On February 17, 2006 ADI sold its ADSL business relating to Aware technology to Ikanos Communications, Inc. ("Ikanos") and Ikanos replaced ADI as an Aware licensee. Our royalty revenue in the near term is highly dependent upon the respective market share and pricing of Ikanos' and Infineon's ADSL chipsets. The ADSL market has experienced significant price erosion, which has adversely affected ADSL chipset revenues, which in turn has adversely affected our royalty revenue. To the extent that Ikanos loses ADSL2+ market share or Infineon loses market share, is unable to gain market share, is unable to transition its product to support new ADSL2, ADSL2+ and VDSL2 standards, or experiences further price erosion in its DSL chipsets, our royalty revenue could decline.

Our Success Requires Acceptance of Our Technology by Equipment Companies

Due to our business strategy, our success is dependent on our ability to generate significant royalties from our licensing arrangements with semiconductor manufacturers. Our ability to generate significant royalties is materially affected by the willingness of equipment companies to purchase integrated circuits that incorporate our technology from our licensees. There are other competitive solutions available for equipment companies seeking to offer broadband communications products. We face the risk that equipment manufacturers will choose those alternative solutions. Generally, our ability to influence equipment companies' decisions whether to purchase integrated circuits that incorporate our technology is limited.

We also face the risk that equipment companies that elect to use integrated circuits that incorporate our technology into their products will not compete successfully against other equipment companies. Many factors beyond our control could influence the success or failure of a particular equipment company that uses integrated circuits based on our technology, including:

- competition from other businesses in the same industry;
- market acceptance of its products;
- its engineering, sales and marketing, and management capabilities;
- technical challenges of developing its products unrelated to our technology; and
- its financial and other resources.

Even if equipment companies incorporate chipsets based on our intellectual property into their products, their products may not achieve commercial acceptance or result in significant royalties to us.

Our Success Requires Telephone Companies to Install DSL Service in Volume

The success of our DSL licensing business depends upon telephone companies installing DSL service in significant volumes. Factors that affect the volume deployment of DSL service include:

- the desire of telephone companies to install ADSL or VDSL service, which is dependent on the development of a viable business model for ADSL or VDSL service, including the capability to market, sell, install and maintain the service;
- the pricing of ADSL or VDSL services by telephone companies;
- the success of internet protocol TV ("IPTV") or video-based services as viable consumer service offerings;
- the transition by telephone companies to new ADSL technologies, such as ADSL2, ADSL2+ and VDSL2;
- the quality of telephone companies' networks;
- deployment by phone companies of fiber-to-the-home or broadband wireless services;
- government regulations; and
- the willingness of residential telephone customers to demand DSL service in the face of competitive service offerings, such as cable modems, fiber-based service or broadband wireless access.

If telephone companies do not install DSL service in significant volumes, or if telephone companies install broadband service based on other technology such as cable or fiber-to-the-home, our business will be seriously harmed.

Our Intellectual Property is Subject to Limited Protection

Because we are a technology provider, our ability to protect our intellectual property and to operate without infringing the intellectual property rights of others is critical to our success. We regard our technology as proprietary, and we have a number of patents and pending patent applications. We also rely on a combination of trade secrets, copyright and trademark law and non-disclosure agreements to protect our unpatented intellectual property. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization.

As part of our licensing arrangements, we typically work closely with our semiconductor and equipment manufacturer licensees, many of whom are also our potential competitors, and provide them with proprietary know-how necessary for their development of customized chipsets based on our ADSL technology. Although our license agreements contain non-disclosure provisions and other terms protecting our proprietary know-how and technology rights, it is possible that, despite these precautions, some of our licensees might obtain from us proprietary information that they could use to compete with us in the marketplace. Although we intend to defend our intellectual property as necessary, the steps we have taken may be inadequate to prevent misappropriation.

In the future, we may choose to bring legal action to enforce our intellectual property rights. Any such litigation could be costly and time-consuming for us, even if we were to prevail. Moreover, even if we are successful in protecting our proprietary information, our competitors may independently develop technologies substantially equivalent or superior to our technology. The misappropriation of our technology or the development of competitive technology could seriously harm our business.

Our technology, software or products may infringe the intellectual property rights of others. A large and increasing number of participants in the telecommunications and compression industries have applied for or obtained patents. Some of these patent holders have demonstrated a readiness to commence litigation based on allegations of patent and other intellectual property infringement. Third parties may assert patent, copyright and other intellectual property rights to technologies that are important to our business. In the past, we have received claims from other companies that our technology infringes their patent rights. Intellectual property rights can be uncertain and can involve complex legal and factual questions. We may infringe the proprietary rights of others, which could result in significant liability for us. If we were found to have infringed any third party's patents, we could be subject to substantial damages and an injunction preventing us from conducting our business.

Our Business is Subject to Rapid Technological Change

The semiconductor and telecommunications industries for high-speed network access technologies, are characterized by rapid technological change, with new generations of products being introduced regularly and with ongoing evolutionary improvements. We expect to depend on our DSL technology for a substantial portion of our revenue for the foreseeable future. Therefore, we face risks that others could introduce competing technology that renders our DSL technology less desirable or obsolete. Also, the announcement of new technologies could cause our licensees or their customers to delay or defer entering into arrangements for the use of our existing technology. Either of these events could seriously harm our business. The biometrics industry is also subject to rapid technological change and uncertainty.

We expect that our business will depend to a significant extent on our ability to introduce enhancements and new generations of our DSL and biometrics technology and products as well as new technologies and products that keep pace with changes in the telecommunications and broadband industries and that achieve rapid market acceptance. We must continually devote significant engineering resources to achieving technical innovations and product developments. These developments are complex and require long development cycles. Moreover, we may have to make substantial investments in technological innovations and product developments before we can determine their commercial viability. We may lack sufficient financial resources to fund future development. Also, our licensees may decide not to share certain research and development costs with us. Revenue from technological innovations, even if successfully developed, may not be sufficient to recoup the costs of development.

One element of our business strategy is to assume the risks of technology development failure while reducing such risks for our licensees and OEM customers. In the past, we have spent significant amounts on development projects that did not produce any marketable technologies or products, and we cannot assure you that it will not occur again.

We Face Intense Competition from a Wide Range of Competitors

Our success as an intellectual property supplier depends on the willingness and ability of semiconductor manufacturers to design, build and sell integrated circuits based on our intellectual property. The semiconductor industry is intensely competitive and has been characterized by price erosion, rapid technological change, short product life cycles, cyclical market patterns and increasing foreign and domestic competition.

As an intellectual property supplier to the semiconductor industry, we face intense competition from internal development teams within potential semiconductor customers. We must convince potential licensees to license from us rather than develop technology internally. Furthermore, semiconductor customers, who have licensed our intellectual property, may choose to abandon joint development projects with us and develop chipsets themselves without using our technology. In addition to competition from internal development teams, we compete against other independent suppliers of intellectual property. We anticipate intense competition from suppliers of intellectual property for ADSL.

The market for DSL chipsets is also intensely competitive. Our success within the DSL industry requires that DSL equipment manufacturers buy chipsets from our semiconductor licensees, and that telephone companies buy DSL equipment from those equipment manufacturers. Our customers' chipsets compete with products from other vendors of standards-based and DSL chipsets, including Broadcom, Centillium, Conexant, ST Microelectronics and Texas Instruments.

ADSL and VDSL services offered over copper telephone networks also compete with alternative broadband transmission technologies that use the telephone network as well as other network architectures. Alternative technologies for the telephone network include several types of symmetric high speed DSL, including HDSL, SDSL and G.SHDSL. Alternative technologies that use other network architectures to provide high-speed data service include cable modems using cable networks, wireless solutions using wireless networks, and optical solutions using fiber optics technology. These alternative broadband transmission technologies may be more successful than ADSL or VDSL and we may not be able to participate in the markets involving these alternative technologies.

Many of our current and prospective DSL licensees, as well as chipset competitors that compete with our semiconductor licensees, including Broadcom, Conexant, ST Microelectronics and Texas Instruments, have significantly greater financial, technological, manufacturing, marketing and personnel resources than we do. We may be unable to compete successfully, and competitive pressures could seriously harm our business.

We are Dependent On a Single Source Contract Manufacturer for the Manufacture of Our DSL Hardware Products, the Loss of Which Would Harm Our Business

We currently depend on one contract manufacturer to manufacture our DSL hardware products. If this company was to terminate its arrangement with us or fail to provide the required capacity and quality on a timely basis, we would be unable to manufacture our products until replacement contract manufacturing services could be obtained. To qualify a new contract manufacturer, familiarize it with our products, quality standards and other requirements, and commence production is a costly and time-consuming process. We cannot assure you that we would be able to establish alternative manufacturing relationships on acceptable terms. Although we make reasonable efforts to ensure that our contract manufacturer performs to our standards, our reliance on a single source limits our control over quality assurance and delivery schedules. Defects in workmanship, unacceptable yields, and manufacturing disruptions and difficulties may impair our ability to manage inventory and cause delays in shipments and cancellation of orders that may adversely affect our relationships with current and prospective customers. As a result, our revenues and operations may be harmed.

Our Manufacturing Systems May Not Be Adequate For DSL Test and Diagnostics Hardware Product Offerings

Our current manufacturing systems adequately address hardware products we are currently manufacturing in limited volumes. Our manufacturing systems have not been extensively tested under anticipated, more complex hardware products or in volumes higher than that of our current hardware products. If our manufacturing systems are inadequate or have other problems, our revenues and operating results may be harmed.

We are Dependent on Single Source Suppliers for Components in our DSL Hardware products

We rely on single source suppliers for components and materials used in our DSL Hardware products. Our dependence on single source suppliers involves several risks, including limited control over pricing, availability, quality and delivery schedules. Any delays in delivery of such components or shortages of such components could cause delays in the shipment of our products, which could significantly harm our business. Because of our reliance on these vendors, we may also be subject to increases in component costs. These increases could significantly harm our business. If any one or more of our single source suppliers cease to provide us with sufficient quantities of our components in a timely manner or on terms acceptable to us, we would have to seek alternative sources of supply. We could incur delays while we locate and engage alternative qualified suppliers and we might be unable to engage alternative suppliers on favorable terms. We could incur substantial hardware and software redesign costs if we are required to replace the components. Any such disruption or increased expenses could harm our commercialization efforts and adversely affect our ability to generate revenues.

Biometrics Business Risks

Our biometrics business is subject to a variety of additional risks, which could materially adversely affect quarterly and annual operating results, including:

- market acceptance of our biometric technologies and products;
- changes in contracting practices of government or law enforcement agencies;
- the failure of the biometrics market to experience continued growth;
- announcements or introductions of new technologies or products or our competitors;
- delays or problems in the introduction or performance of enhancements or of future generations of our technology;
- failures or problems in our biometric software products;
- delays in the adoption of new industry biometric standards or changes in market perception of the value of new or existing standards;
- growth of proprietary biometric systems which do not conform to industry standards;
- competitive pressures resulting in lower software product revenues;
- personnel changes, particularly those involving engineering, technical and sales and marketing personnel;
- costs associated with protecting our intellectual property;
- litigation by third parties for alleged infringement of their proprietary rights;
- the potential that licensees could fail to make payments under their current contracts;

- regulatory developments; and
- general economic trends and other factors.

We Must Make Judgments in the Process of Preparing Our Financial Statements

We prepare our financial statements in accordance with generally accepted accounting principles and certain critical accounting polices that are relevant to our business. The application of these principles and policies requires us to make significant judgments and estimates. In the event that judgments and estimates we make are incorrect, we may have to change them, which could materially affect our financial position and results of operations.

Moreover, accounting standards have been subject to rapid change and evolving interpretations by accounting standards setting organizations over the past few years. The implementation of new standards requires us to interpret and apply them appropriately. If our current interpretations or applications are later found to be incorrect, our financial position and results of operations could be materially affected.

Our Stock Price May Be Extremely Volatile

Volatility in our stock price may negatively affect the price you may receive for your shares of common stock and increases the risk that we could be the subject of costly securities litigation. The market price of our common stock has fluctuated substantially and could continue to fluctuate based on a variety of factors, including:

- quarterly fluctuations in our operating results;
- changes in future financial guidance that we may provide to investors and public market analysts;
- changes in our relationships with our licensees;
- announcements of technological innovations or new products by us, our licensees or our competitors;
- changes in DSL or biometrics market growth rates as well as investor perceptions regarding the investment opportunity that companies participating in the DSL or biometrics industry afford them;
- changes in earnings estimates by public market analysts;
- key personnel losses;
- sales of our common stock; and
- developments or announcements with respect to industry standards, patents or proprietary rights.

In addition, the equity markets have experienced volatility that has particularly affected the market prices of equity securities of many high technology companies and that often has been unrelated or disproportionate to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of our common stock.

Our Business May Be Affected by Government Regulations

The extensive regulation of the telecommunications industry by federal, state and foreign regulatory agencies, including the Federal Communications Commission, and various state public utility and service commissions, could affect us through the effects of such regulation on our licensees and their customers. In addition, our business may also be affected by the imposition of certain tariffs, duties and other import restrictions on components that our customers obtain from non-domestic suppliers or by the imposition of export restrictions on products sold internationally and incorporating our technology. Changes in current or future laws or regulations, in the United States or elsewhere, could seriously harm our business.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

We believe that our existing facilities are adequate for our current needs and that additional space sufficient to meet our needs for the foreseeable future will be available on reasonable terms. We currently occupy approximately:

1. 72,000 square feet of office space in Bedford, Massachusetts, which serves as our headquarters. This site is used for our research and development, sales and marketing, and administrative activities. We own this facility.

2. 530 square feet of research and development space in Lafayette, California. This facility is currently leased for a 3-year term, which expires on August 31, 2007.

3. 722 square feet of research and development space in San Jose, California. This facility is currently leased for a 26-month term, which expires on August 31, 2008.

ITEM 3. LEGAL PROCEEDINGS

From time-to-time we are involved in litigation incidental to the conduct of our business. We are not party to any lawsuit or proceeding that, in our opinion, is likely to seriously harm our business.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of security holders during the fourth quarter ended December 31, 2006.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is the only class of stock we have outstanding, and it trades on the Nasdaq Global Market under the symbol AWRE. The following table sets forth the high and the low sales prices of our common stock as reported on the Nasdaq Global Market for the periods indicated from January 1, 2005 to December 31, 2006.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006				
High	$6.30	$6.32	$5.90	$5.71
Low	4.32	5.31	4.76	4.60
2005				
High	$6.37	$6.80	$7.24	$7.60
Low	4.13	3.77	4.49	4.36

As of March 5, 2007, we had approximately 139 shareholders of record. This number does not include shareholders from whom shares were held in a "nominee" or "street" name. We have never paid cash dividends on our common stock and we anticipate that we will continue to reinvest any earnings to finance future operations.

We did not sell any equity securities that were not registered under the Securities Act of 1933 during the three months ended December 31, 2006.

Performance Graph

The following performance graph compares the performance of Aware's cumulative stockholder return with that of a broad market index, the Nasdaq Stock Market Index for U.S. Companies, and a published industry index, the RDG Technology Composite Index. The cumulative stockholder returns for shares of Aware's common stock and for the market and industry indices are calculated assuming $100 was invested on December 31, 2001. Aware paid no cash dividends during the periods shown. The performance of the market and industry indices is shown on a total return, or dividends reinvested, basis.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Aware, Inc., The NASDAQ Composite Index
And The RDG Technology Composite Index
$140
$120
$100
$80
$60
$40
$20
$0
12/01
12/02
12/03
12/04
12/05
12/06
Aware, Inc.
NASDAQ Composite
RDG Technology Composite

* $100 invested on 12/31/01 in stock or index-including reinvestment of dividends.
Fiscal year ending December 31.

	Value of Investment ($)					
	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
Aware, Inc.	$100.00	$26.27	$35.01	$58.43	$53.61	$64.22
Nasdaq Stock Market – U.S.	100.00	68.85	101.86	112.16	115.32	127.52
RDG Technology Composite	100.00	62.73	93.23	96.17	98.10	106.94

ITEM 6. SELECTED FINANCIAL DATA

In the table below, we provide you with our selected consolidated financial data. We have prepared this information using our audited consolidated financial statements for the years ended December 31, 2006, 2005, 2004, 2003, and 2002. When you read this selected financial data, it is important that you read it along with Management's Discussion and Analysis of Financial Condition and Results of Operations, our historical consolidated financial statements, and the related notes to the financial statements, which can be found in Item 8.

Year ended December 31,	2006	2005	2004	2003	2002
	(in thousands, except per share data)				
Statements of Operations Data					
Revenue	$24,056	$15,667	$16,485	$10,843	$13,844
Loss from operations	(399)	(3,618)	(1,925)	(8,635)	(12,529)
Net income (loss)	1,034	(2,468)	(1,367)	(8,038)	(18,728)
Net income (loss) per share – basic	$0.04	($0.11)	($0.06)	($0.35)	($0.83)
Net income (loss) per share – diluted	$0.04	($0.11)	($0.06)	($0.35)	($0.83)
Balance Sheet Data					
Cash and short-term investments	$37,834	$36,763	$34,965	$35,051	$33,302
Working capital	41,372	39,124	37,168	36,727	33,481
Total assets	54,586	49,741	50,183	51,024	59,237
Total liabilities	3,216	2,238	1,427	1,384	1,659
Total stockholders' equity	51,370	47,503	48,756	49,640	57,578

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table sets forth, for the years indicated, certain line items from our consolidated statements of operations stated as a percentage of total revenue:

	Year ended December 31,		
Revenue:	2006	2005	2004
Product sales	32%	35%	29%
Contract revenue	52	43	46
Royalties	16	22	25
Total revenue	100	100	100
Costs and expenses:			
Cost of product sales	4	3	5
Cost of contract revenue	22	21	16
Research and development	47	65	61
Selling and marketing	14	17	14
General and administrative	15	17	15
Total costs and expenses	102	123	111
Loss from operations	(2)	(23)	(11)
Interest income	8	7	3
Income (loss) before provision for income taxes	6	(16)	(8)
Provision for income taxes	2	-	-
Net income (loss)	4%	(16)%	(8)%

Product Sales

Product sales consist primarily of revenue from the sale of hardware and software products. Hardware products include ADSL test and development systems, modules, and modems. Software products consist of standard off-the-shelf software products for biometric, medical imaging and digital imaging applications, as well as DSL test and diagnostics software.

Product sales increased 40% from $5.4 million in 2005 to $7.6 million in 2006. As a percentage of total revenue, product sales decreased from 35% in 2005 to 32% in 2006. The dollar increase was primarily due to a $1.2 million increase in revenue from the sale of software products and a $1.0 million increase from the sale of hardware products.

Product sales increased 14% from $4.8 million in 2004 to $5.4 million in 2005. As a percentage of total revenue, product sales increased from 29% in 2004 to 35% in 2005. The dollar increase was primarily due to a $1.7 million increase in revenue from the sale of software products, which was partially offset by a $1.0 million decrease in revenue from the sale of hardware products.

Contract Revenue

Contract revenue consists of patent, license and engineering service fees that we receive under agreements relating to Aware's patents, Aware's DSL technology and Aware's DSL test and diagnostic technology.

Contract revenue increased 87% from $6.7 million in 2005 to $12.6 million in 2006. As a percentage of total revenue, contract revenue increased from 43% in 2005 to 52% in 2006. The dollar increase in 2006 was due to $2.5

million recognized from the transfer of certain technology licenses as a result of the acquisition of a customer's business, and an increase of $3.3 million due to patent, license and engineering service fees that we receive under agreements with our customers, including a patent licensing agreement with a new customer.

Contract revenue decreased 11% from $7.6 million in 2004 to $6.7 million in 2005. As a percentage of total revenue, contract revenue decreased from 46% in 2004 to 43% in 2005. The dollar decrease in 2005 was from $2.0 million lower revenue from existing customers which was partially offset by $1.1 million of revenue from new customers.

While we believe that the transition to ADSL2+ and VDSL2 technology increases the value proposition of our technology, some existing and prospective DSL chipset licensees have continued to be reluctant to begin new development projects given a difficult and uncertain environment in the semiconductor and telecommunications industries, and intense ADSL chipset competition and falling chipset prices. During the last several years, customers and potential customers cautiously evaluated new chipset projects or delayed or cancelled projects in the face of such conditions.

Royalties

Royalties consist of royalty payments that we receive under licensing agreements. We receive royalties from customers for the right to use our patents and technology in their chipsets or solutions.

Royalties increased 10% from $3.5 million in 2005 to $3.9 million in 2006. As a percentage of total revenue, royalties decreased from 22% in 2005 to 16% in 2006. The dollar increase in royalties was due to a $0.5 million increase in DSL royalties, which was partially offset by a $0.1 million decrease in biometrics and medical imaging royalties.

Royalties decreased 15% from $4.2 million in 2004 to $3.5 million in 2005. As a percentage of total revenue, royalties decreased from 25% in 2004 to 22% in 2005. The dollar decrease in royalties was due to a $0.5 million decrease in ADSL royalties and a $0.2 million decrease in biometrics and medical imaging royalties.

Our royalty revenue comes predominantly from ADSL chipset sales by Ikanos and Infineon. On February 17, 2006, ADI sold its ADSL business relating to Aware technology to Ikanos and Ikanos has replaced ADI as an Aware licensee. Despite steady growth of worldwide ADSL subscribers over the last several years, the availability of ADSL chipsets from a number of suppliers and intense competition among those suppliers has caused chipset prices to steadily decline. We are uncertain how the transition to ADSL2+ and VDSL2 will impact our customers in the near term, how quickly sales of our customers' chipsets will increase and whether such increases will continue to contribute meaningful royalties to us.

Cost of Product Sales

Since the cost of software product sales is minimal, cost of product sales consists primarily of the cost of hardware product sales.

Cost of product sales increased 94% from $0.5 million in 2005 to $0.9 million in 2006. As a percentage of product sales, cost of product sales increased from 9% in 2005 to 12% in 2006. Cost of product sales increased in 2006 due to an increase in hardware product sales. The dollar increase in overall product margins was principally due to an increase in software sales that have minimal cost of sales.

Cost of product sales decreased 45% from $0.9 million in 2004 to $0.5 million in 2005. As a percentage of product sales, cost of product sales decreased from 18% in 2004 to 9% in 2005. Cost of product sales decreased in 2005 due to a decrease in hardware product sales. The increase in overall product margins was due to a larger proportion of software sales in the product sales revenue mix.

Cost of Contract Revenue

Cost of contract revenue consists primarily of compensation costs for engineers and expenses for consultants, technology licensing fees, recruiting, supplies, equipment, depreciation and facilities associated with customer development projects. Our total engineering costs are allocated between cost of contract revenue and research and development expense. In a given period, the allocation of engineering costs between cost of contract revenue and research and development is a function of the level of effort expended on each.

Cost of contract revenue increased 58% from $3.3 million in 2005 to $5.2 million in 2006. As a percentage of contract revenue, cost of contract revenue decreased from 49% in 2005 to 41% in 2006. The dollar increase in cost of contract revenue was primarily due to more customer projects in 2006 as compared with 2005. Our cost of contract revenue is based on the level of effort we expend on customer projects. Since the number of customer projects increased, the cost of contract revenue increased as well.

Cost of contract revenue increased 22% from $2.7 million in 2004 to $3.3 million in 2005. As a percentage of contract revenue, cost of contract revenue increased from 35% in 2004 to 49% in 2005. The dollar increase in cost of contract revenue was due to an increase in engineering services contracts and an increase in cost of contract revenues associated with StratiPHY3 licensing contracts.

Research and Development Expense

Research and development expense consists primarily of compensation costs for engineers and expenses for consultants, recruiting, supplies, equipment, depreciation and facilities related to engineering projects to improve our broadband intellectual property offerings, as well as our software and hardware product technology. Research and development expense increased 10% from $10.2 million in 2005 to $11.2 million in 2006. As a percentage of total revenue, research and development expense decreased from 65% in 2005 to 47% in 2006. The dollar increase was primarily from higher compensation and fringe benefit costs of $1.4 million, stock-based compensation expense of $1.0 million, professional service fees of $0.3 million, and other operating costs of $0.1 million. These cost increases were partially offset by $1.8 million decreased spending resulting from a shift of engineers to customer projects, where spending is classified as cost of contract revenue. This shift occurred because we had more customer projects in 2006 than in 2005. Our research and development spending was principally focused on improving our ADSL, ADSL2 and ADSL2+ StratiPHY2+™ technology and chips, developing and improving our VDSL2 StratiPHY3 technology and chips, developing analog front end technology for DSL solutions, developing test and diagnostics hardware and software and developing imaging and biometrics software.

Research and development expense increased 2% from $10.0 million in 2004 to $10.2 million in 2005. As a percentage of total revenue, research and development expense increased from 61% in 2004 to 65% in 2005. The dollar increase was primarily from higher compensation and fringe benefit costs of $0.4 million, and higher chip and board design and development costs of $0.8 million. These cost increases were partially offset by $0.8 million decreased spending resulting from a shift of engineers to customer projects, where spending is classified as cost of contract revenue. This shift occurred because we had more customer projects in 2005 than in 2004. The dollar increase was also reduced by $0.3 million lower depreciation expense.

Selling and Marketing Expense

Selling and marketing expense consists primarily of compensation costs for sales and marketing personnel, travel, advertising and promotion, recruiting, and facilities expense. Sales and marketing expense increased 23% from $2.7 million in 2005 to $3.4 million in 2006. As a percentage of total revenue, sales and marketing expense decreased from 17% in 2005 to 14% in 2006. The dollar increase was mainly attributable to stock-based compensation expense of $0.3 million and other compensation costs of $0.3 million.

Sales and marketing expense increased 15% from $2.4 million in 2004 to $2.7 million in 2005. As a percentage of total revenue, sales and marketing expense increased from 14% in 2004 to 17% in 2005. The dollar and percentage increases were primarily due to $0.3 million higher spending on compensation and fringe benefit costs.

General and Administrative Expense

General and administrative expense consists primarily of compensation costs for administrative personnel, facility costs, bad debt, audit, legal, stock exchange and insurance expenses. General and administrative expense increased 43% from $2.6 million in 2005 to $3.8 million in 2006. As a percentage of total revenue, general and administrative expense decreased from 17% in 2005 to 16% in 2006. The dollar increase was mainly attributable to stock-based compensation expense of $0.6 million, and increases in other compensation expense of $0.3 million, professional fees of $0.2 million, and director's fees and expenses of $0.1 million.

General and administrative expense increased 6% from $2.5 million in 2004 to $2.6 million in 2005. As a percentage of total revenue, general and administrative expense increased from 15% in 2004 to 17% in 2005. The dollar and percentage increases were primarily due to $0.2 million higher spending on compensation and fringe benefit costs partially offset by a $0.1 million decrease in professional fees and insurance.

Interest Income

Interest income increased 60% or $690,000 from $1.2 million in 2005 to $1.8 million in 2006. The dollar increase was primarily due to higher interest rates earned on our investments throughout 2006.

Interest income increased 106% or $593,000 from $0.6 million in 2004 to $1.2 million in 2005. The dollar increase was primarily due to higher interest rates earned on our investments throughout 2005.

Income Taxes

We evaluate, on a quarterly basis, the positive and negative evidence affecting the realizability of our deferred tax assets. As a result of incurring operating losses since 2001, we determined that it is more likely than not that our deferred tax assets may not be realized, and since the fourth quarter of 2002 have established a full valuation allowance for our net deferred tax assets. Accordingly, we have not recorded a deferred tax benefit for the operating losses incurred in the years ended December 31, 2005 and 2006.

We did not record a provision for income taxes in 2006 due to a net operating loss and the uncertainty of the timing of profitability in future periods, except for $0.4 million of taxes paid in non-U.S. jurisdictions that assess a source withholding tax.

As of December 31, 2006, we had federal net operating loss and research and experimentation credit carry forwards of approximately $49.9 million and $11.4 million respectively, which may be available to offset future federal income tax liabilities and expire at various dates from 2007 through 2026. In addition, at December 31, 2006, we had approximately $8.3 million and $5.8 million of state net operating losses and state research and development and investment tax carry forwards, respectively, which expire at various dates from 2007 through 2021. Ownership changes, if any, as defined in the Internal Revenue Code, may limit the amount of net operating loss carryforwards that can be utilized annually to offset future taxable income.

Of the total net operating loss and research and development tax credit carryforwards for which a valuation allowance was recorded, approximately $22.5 million is attributable to the exercise of stock options and the tax benefit will be credited to additional paid-in capital, if realized in the future.

LIQUIDITY AND CAPITAL RESOURCES

Since our inception in March 1986, we have financed our activities primarily through the sale of stock. In the years ended December 31, 2006, 2005 and 2004, we received net proceeds from the issuance of stock under employee stock plans of $0.9 million, $1.2 million and $0.5 million, respectively. In the year ended December 31, 2006, our operating activities provided net cash of $2.8 million. Cash provided from our operating activities was primarily the result of net income of $1.0 million adjusted for non-cash items related to depreciation and amortization of $0.7 million, and stock-based compensation expense of $1.9 million, which was offset by working capital requirements of $0.8 million. In the years ended December 31, 2005 and 2004, our operating activities used net cash of $2.0 million, and $0.9 million, respectively. Cash used in our operating activities was primarily the result of operating losses and working capital requirements.

In the years ended December 31, 2006, 2005, and 2004, we made capital expenditures of $0.7 million, $0.4 million, and $0.3 million, respectively. Capital expenditures in all three years primarily consisted of spending on computer hardware and software, laboratory equipment, and furniture used principally in engineering activities. We have no material commitments for capital expenditures. In the year ended December 31, 2005 we purchased $0.3 million of other assets.

At December 31, 2006, we had cash, cash equivalents, short-term investments and investments of $39.8 million. While we can not assure you that we will not require additional financing, or that such financing will be available to us, we believe that our cash, cash equivalents, short-term investments and investments will be sufficient to fund our operations for at least the next twelve months.

To date, inflation has not had a material impact on our financial results. There can be no assurance, however, that inflation will not adversely affect our financial results in the future.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any financial partnerships with unconsolidated entities, such as entities often referred to as structured finance, special purpose entities or variable interest entities which are often established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Accordingly, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had such relationships.

CONTRACTUAL OBLIGATIONS

We have various contractual obligations impacting our liquidity. The following represents our contractual obligations as of December 31, 2006 (in thousands):

	Payments Due By Period				
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$ 34	$ 25	$9	$-	$-
Purchase orders	472	472	-	-	-
Total	$506	$497	$9	$-	$-

CRITICAL ACCOUNTING POLICIES

We consider certain accounting policies related to revenue recognition, income taxes and the allowance for doubtful accounts to be critical policies.

Revenue recognition. We derive our revenue from three sources (i) product revenue, which includes revenue from the sale of hardware and software products for the automated test equipment market and software products for the biometrics, medical and digital imaging markets, (ii) contract revenue, which includes patent, license and engineering service fees that we receive under customer agreements, and (iii) royalties that we receive under customer agreements.

As prescribed by Securities and Exchange Commission Staff Accounting Bulletin No. 104, "Revenue Recognition", we recognize revenue when there is persuasive evidence of an arrangement, the sales price is fixed or determinable, collection of the related receivable is reasonably assured, and delivery has occurred or services have been rendered. We also apply the principles set forth in AICPA Statement of Position No. 97-2, "Software Revenue Recognition", when recognizing software revenue. Our revenue recognition policies are described more fully in Note 2, Summary of Significant Accounting Policies, in the Notes to our Consolidated Financial Statements.

As described below, we make significant judgments and estimates during the process of determining revenue for any particular accounting period.

In determining revenue recognition, we assess whether fees associated with revenue transactions are fixed or determinable and whether or not collection is reasonably assured. We make a judgment whether fees are fixed or determinable based on the payment terms associated with that transaction. We assess collection based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. If we determine that collection of a fee is not reasonably assured, we defer the fee and recognize revenue at the time collection becomes reasonably assured.

In addition to these general revenue recognition judgments, we make specific judgments and estimates with respect to the recognition of contract revenue. When our agreements include the delivery of licensing rights and technology as well as the provision of engineering services, we combine the total patent, license and engineering service fees to be paid under the agreement. These total fees are recognized ratably over the expected product development period, subject to the limitation that the cumulative revenue recognized through the end of any period may not exceed cumulative contract payments to date. We review assumptions regarding the product development period on a regular basis and make adjustments as required. Consistent with the principles of SAB 104, we believe that this method represents the appropriate systematic method for revenue recognition for this type of contract.

After customers enter into development and license agreements, they often engage us to provide additional engineering work that is beyond the scope of their original agreement. When customers request additional services, both parties agree to engineering fees that are based on the level of effort required. We recognize revenue from these agreements either as engineering services are performed or as milestones are achieved.

Stock-Based Compensation. On January 1, 2006, we adopted the provisions of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards 123(revised 2004), "Share-Based Payment," ("SFAS 123(R)") and its related implementation guidance, which establishes accounting for equity instruments exchanged for employee services. Under the provisions of SFAS 123(R), stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity award). We elected to adopt the modified prospective transition method as provided by SFAS 123(R) and, accordingly, financial statement amounts for the prior periods have not been restated to reflect the fair value method of expensing stock-based compensation.

We estimate the fair value of stock options using the Black-Scholes valuation model. This valuation model takes into account the exercise price of the award, as well as a variety of significant assumptions. These assumptions used to estimate the fair value of stock options include the expected term, the expected volatility of our stock over the expected term, the risk-free interest rate over the expected term, and our expected annual dividend yield. We believe that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of stock options we grant to employees and directors which are subject to SFAS 123(R) requirements. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.

Prior to January 1, 2006, we accounted for stock-based compensation to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25"). We also had previously adopted the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which required disclosure only of stock-based compensation and its impact on net income (loss) and net income (loss) per share.

Income taxes. As part of the process of preparing our consolidated financial statements we are required to estimate our actual current tax expense. We must also estimate temporary and permanent differences that result from differing treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent that we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period for deferred tax assets, which have been recognized, we must include an expense with the tax provision in the statement of operations.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets, and any valuation allowance recorded against our net deferred tax assets. Our deferred tax assets relate to net operating losses and research and development tax credits that we are carrying forward into future tax periods. As of December 31, 2006, we had a total of $43.8 million of deferred tax assets for which we had recorded a full valuation allowance.

Of the total valuation allowance, approximately $22.5 million relates to net operating loss and research and development tax credit carryforwards that are attributable to the exercise of stock options and the tax benefit will be credited to additional paid-in capital, if realized in the future.

Allowance for doubtful accounts. We make judgments as to our ability to collect outstanding receivables and provide allowances for receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. If the judgments we make to determine the allowance for doubtful accounts do not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be required.

RECENT ACCOUNTING PRONOUNCEMENTS

Recent Accounting Pronouncements – In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes", an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax positions taken or expected to be taken in tax returns that effect amounts reported in a company's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 establishes a threshold condition that a tax position must meet for any part of the benefit of that position to be recognized in the financial statements. FIN 48 also provides guidance concerning derecognition, measurement, classification, interest and penalties and disclosure of tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the effects of FIN 48 on our financial statements.

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("SFAS 157"). The Statement provides guidance for using fair value to measure assets and liabilities. This Statement references fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. The Statement applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The Statement does not expand the use of fair value in any new circumstances. It is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS 157 is not expected to have a material impact on our financial position, results of operations or cash flows.

In September 2006, the Securities and Exchange Commission, ("SEC"), Staff issued Staff Accounting Bulletin No. 108 ("SAB 108") addressing how the effects of prior-year uncorrected financial statement misstatements should be considered in current-year financial statements. SAB 108 requires registrants to quantify misstatements using both balance-sheet and income-statement approaches and to evaluate whether either approach results in quantifying an error that is material in light of relative quantitative and qualitative factors. SAB 108 does not change the SEC staff's previous guidance in Staff Accounting Bulletin No. 99, "Materiality", on evaluating the materiality of misstatements.

SAB 108 addresses the mechanics of correcting misstatements that include the effects from prior years. Additionally, SAB 108 requires registrants to apply the new guidance for the first time that it identifies material errors in existence at the beginning of the first fiscal year ending after November 15, 2006 by correcting those errors through a one-time cumulative effect adjustment to beginning-of-year retained earnings. The adoption of SAB 108 did not have a material effect on our financial position, results of operations or cash flows.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statements No. 115" ("SFAS 159"). SFAS 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (the "fair value option"). A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting period. This accounting standard is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The effect, if any, of adopting SFAS 159 on our financial position and results of operations has not been finalized.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk relates primarily to our investment portfolio, and the effect that changes in interest rates would have on that portfolio. Our investment portfolio has included:

- Cash and cash equivalents, which consist of financial instruments with original maturities of three months or less;
- Short-term investments, which consist of financial instruments with remaining maturities of twelve months or less, and auction rate securities that typically have interest reset dates of twenty-eight days; and
- Investments, which consist of financial instruments that mature in three years or less.

All of our investments meet the high quality standards specified in our investment policy. This policy dictates the maturity period and limits the amount of credit exposure to any one issue, issuer, and type of instrument.

The interest rates on our auction rate securities are typically reset by auction every twenty-eight days. Although our auction rate securities have been readily marketable, if an auction were to fail, we may not be able to sell these securities on the planned reset date thereby increasing our holding period.

We do not use derivative financial instruments for speculative or trading purposes. As of December 31, 2006, we had invested $37.8 million in cash, cash equivalents and short-term investments that matured in twelve months or less. Due to the short duration of these financial instruments, we do not expect that an increase in interest rates would result in any material loss to our investment portfolio.

As of December 31, 2006, we had invested $2.0 million in long-term investments that matured in one to two years. These long-term securities are invested in high quality corporate securities. Despite the high quality of these securities, they may be subject to interest rate risk. This means that if interest rates increase, the principal amount of our investment would probably decline. A large increase in interest rates may cause a material loss to our long-term investments. The following table (dollars in thousands) presents hypothetical changes in the fair value of our long-term investments at December 31, 2006. The modeling technique measures the change in fair value arising from selected potential changes in interest rates. Movements in interest rates of plus or minus 50 basis points (BP) and 100 BP reflect immediate hypothetical shifts in the fair value of these investments.

Type of security	**Valuation of securities given an interest rate decrease of**		**No change in interest rates**	**Valuation of securities given an interest rate increase of**	
	(100BP)	**(50 BP)**		**100 BP**	**50 BP**
Long-term investments with maturities of one to two years.....	$1,997	$1,982	$1,968	$1,940	$1,954

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Aware, Inc.:

We have completed integrated audits of Aware, Inc.'s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Aware, Inc. and its subsidiary at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 6 to the financial statements, the Company changed its method of accounting for share-based payments on January 1, 2006.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Boston, Massachusetts
March 14, 2007

AWARE, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	December 31, 2006	December 31, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$8,571	$13,068
Short-term investments	29,263	23,695
Accounts receivable (less allowance for doubtful accounts of $97 in 2006 and 2005)	4,738	3,749
Inventories	819	86
Prepaid expenses and other current assets	867	764
Total current assets	44,258	41,362
Property and equipment, net	8,123	8,075
Investments	1,968	-
Other assets, net	237	304
Total assets	$54,586	$49,741
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$692	$607
Accrued expenses	153	159
Accrued compensation	1,043	722
Accrued professional	198	212
Deferred revenue	800	538
Total current liabilities	2,886	2,238
Long-term deferred revenue	330	-
Commitments and contingent liabilities (Note 7)		
Stockholders' equity:		
Preferred stock, $1.00 par value; 1,000,000 shares authorized, none outstanding	-	-
Common stock, $.01 par value; shares authorized, 70,000,000 in 2006 and 2005; issued and outstanding, 23,642,753 in 2006 and 23,281,575 in 2005	236	233
Additional paid-in capital	81,923	79,093
Accumulated deficit	(30,789)	(31,823)
Total stockholders' equity	51,370	47,503
Total liabilities and stockholders' equity	$54,586	$49,741

The accompanying notes are an integral part of the consolidated financial statements.

AWARE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Years ended December 31,		
	2006	2005	2004
Revenue:			
Product sales	$7,610	$5,431	$4,759
Contract revenue	12,569	6,719	7,575
Royalties	3,877	3,517	4,151
Total revenue	24,056	15,667	16,485
Costs and expenses:			
Cost of product sales	918	474	862
Cost of contract revenue	5,182	3,270	2,683
Research and development	11,231	10,170	10,013
Selling and marketing	3,359	2,738	2,379
General and administrative	3,765	2,633	2,473
Total costs and expenses	24,455	19,285	18,410
Loss from operations	(399)	(3,618)	(1,925)
Interest income	1,840	1,150	558
Income (loss) before provision for income taxes	1,441	(2,468)	(1,367)
Provision for income taxes	407	-	-
Net income (loss)	$1,034	($2,468)	($1,367)
Net income (loss) per share – basic	$0.04	($0.11)	($0.06)
Net income (loss) per share – diluted	$0.04	($0.11)	($0.06)
Weighted average shares – basic	23,474	23,076	22,785
Weighted average shares – diluted	24,965	23,076	22,785

The accompanying notes are an integral part of the consolidated financial statements.

AWARE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years ended December 31,		
	2006	2005	2004
Cash flows from operating activities:			
Net income (loss)	$1,034	($2,468)	($1,367)
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Depreciation and amortization	686	614	969
Provision for doubtful accounts	-	-	(50)
Stock-based compensation	1,937	-	-
Increase (decrease) from changes in assets and liabilities:			
Accounts receivable	(989)	(679)	(571)
Inventories	(733)	57	(95)
Prepaid expenses and other current assets	(103)	(347)	146
Accounts payable	85	246	100
Accrued expenses	301	142	299
Deferred revenue	592	423	(356)
Net cash provided by (used in) operating activities	2,810	(2,012)	(925)
Cash flows from investing activities:			
Purchases of property and equipment	(666)	(368)	(256)
Purchase of other assets	-	(338)	-
Sales of investments	15,984	21,977	33,051
Purchases of investments	(23,521)	(14,888)	(27,175)
Net cash provided by (used in) investing activities	(8,203)	6,383	5,620
Cash flows from financing activities:			
Proceeds from issuance of common stock	896	1,215	483
Net cash provided by financing activities	896	1,215	483
Increase (decrease) in cash and cash equivalents	(4,497)	5,586	5,178
Cash and cash equivalents, beginning of year	13,068	7,482	2,304
Cash and cash equivalents, end of year	$8,571	$13,068	$7,482

The accompanying notes are an integral part of the consolidated financial statements.

AWARE, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional Paid-In	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Deficit	Equity
Balance at December 31, 2003	22,750	$228	$77,400	($27,988)	$49,640
Exercise of common stock options	110	1	349		350
Issuance of common stock under employee stock purchase plan	49	-	133		133
Net loss				(1,367)	(1,367)
Balance at December 31, 2004	22,909	229	77,882	(29,355)	48,756
Exercise of common stock options	340	4	1,062		1,066
Issuance of common stock under employee stock purchase plan	33	-	149		149
Net loss				(2,468)	(2,468)
Balance at December 31, 2005	23,282	233	79,093	(31,823)	47,503
Exercise of common stock options	293	3	881		884
Issuance of unrestricted stock	66	-	367		367
Issuance of common stock under employee stock purchase plan	2	-	12		12
Stock-based compensation expense	-	-	1,570		1,570
Net income				1,034	1,034
Balance at December 31, 2006	23,643	$236	$81,923	($30,789)	$51,370

The accompanying notes are an integral part of the consolidated financial statements.

1. NATURE OF BUSINESS

We are a worldwide leader in the development and marketing of intellectual property for broadband communications. Our principal offering to date has been Asymmetric Digital Subscriber Line ("ADSL") technology for the telecommunications industry. ADSL enables telephone companies to use their existing copper telephone lines to offer broadband services. We license our broadband technology on a nonexclusive and worldwide basis to semiconductor companies that manufacture and sell integrated circuits that incorporate our technology to equipment companies who incorporate those integrated circuits into their products. We also offer ADSL hardware and software products and biometrics, medical and digital imaging software products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The consolidated financial statements include the accounts of Aware, Inc. and its subsidiary. All significant intercompany transactions have been eliminated.

Cash and Cash Equivalents – Cash and cash equivalents consist primarily of demand deposits, money market funds, commercial paper, and discount notes in highly liquid short-term instruments with original maturities of three months or less from the date of purchase and are stated at cost, which approximates market.

Investments - At December 31, 2006 and 2005, we categorized all securities as "available-for-sale," since we may liquidate these investments currently. In calculating realized gains and losses, cost is determined using specific identification. Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported in a separate component of stockholders' equity if material. At December 31, 2006, 2005 and 2004, unrealized gains and losses were not material. Gross realized gains on available for sale securities was $10 in 2006, $0 in 2005 and $665 in 2004. Gross realized losses on available for sale securities was $3,387 in 2006, $0 in 2005 and 2004.

At December 31, 2006 and December 31, 2005, we held $19.1 million and $17.1 million, respectively, of auction variable rate notes classified as available-for-sale securities. Our investments in these securities are recorded at cost, which approximates fair market value due to their variable interest rates, which typically reset every 28 days, and, despite the long-term nature of their stated contractual maturities, we have the ability to quickly liquidate these securities. As a result, we had no cumulative gross unrealized holding gains (losses) or gross realized gains (losses) from these investments. All income generated from these investments was recorded as interest income.

The amortized cost of securities, which approximates fair value, consists of the following at December 31, 2006 and 2005 (in thousands):

Short-term investments	2006	2005
Auction variable rate notes	$19,095	$17,082
Corporate debt securities	4,781	1,262
U.S. agency securities	5,387	5,351
Total	$29,263	$23,695

Investments	2006	2005
Corporate debt securities	$1,968	$ -
Total	$1,968	$ -

Short-term investments mature within three to twelve months, and investments mature within one to two years.

Allowance for Doubtful Accounts – Accounts are charged to the allowance for doubtful accounts as they are deemed uncollectible based on a periodic review of the accounts.

Inventories – Inventories are stated at the lower of cost or market with cost being determined by the first-in, first-out ("FIFO") method.

Property and Equipment – Property and equipment are stated at cost. Depreciation and amortization of property and equipment is provided using the straight-line method over the estimated useful lives of the assets. Upon retirement or sale, the costs of the assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the determination of income or loss. Expenditures for repairs and maintenance are charged to expense as incurred.

The estimated useful lives of assets used by us are:

Building and improvements	30 years
Building improvements	5 to 20 years
Furniture and fixtures	5 years
Computer, office & manufacturing equipment	3 years
Purchased software	3 years

Impairment of Long-Lived Assets – We review long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted cash flows to the recorded value of the asset. If an impairment is indicated, the asset is written down to its estimated fair value on a discounted cash flow basis. The cash flow estimates used to determine the impairment, if any, reflect our best estimates using appropriate assumptions and projections at that time. We believe that no significant impairment of our long-lived assets has occurred as of December 31, 2006 and 2005.

Revenue Recognition – Revenue is recognized in accordance with Staff Bulletin No. 104, "Revenue Recognition," ("SAB 104") and related interpretations. Accordingly, our general revenue recognition policy is to recognize revenue when there is persuasive evidence of an arrangement, the sales price is fixed or determinable, collection of the related receivable is reasonably assured, and delivery has occurred or services have been rendered.

We derive our revenue from three sources (i) product revenue, which includes revenue from the sale of ADSL hardware and software products and biometrics medical and digital imaging software products, (ii) contract revenue, which includes patent, license and engineering service fees that we receive under customer agreements, and (iii) royalties that we receive under customer agreements. In addition to the above general revenue recognition principles prescribed by SAB 104, our specific revenue recognition policies for each revenue source are more fully described below.

Product sales. Product sales consist primarily of revenue from the sale of: (i) hardware products, and (ii) software products.

- Hardware products, including ADSL modules and ADSL test and development systems are standalone products that are sold independently of our technology licensing products. The terms of sales generally do not contain provisions that obligate us to provide additional products or services after shipment. Additionally, we do not grant return rights other than normal warranty rights of return. We recognize revenue: (i) upon shipment when products are shipped FOB shipping point, and (ii) upon delivery at the customer's location when products are shipped FOB destination.

- Software products consists of standard off-the-shelf software that are generally sold to OEM customers for integration into their products. The terms of sale generally do not contain provisions that obligate us to provide additional products or services after shipment, other than technical telephone support for a brief period of time post sale. The cost of providing technical support is inconsequential because of the limited scope of the support. Additionally, we do not grant return rights other than normal warranty rights of return, and we generally do not customize software for customers. We also sell maintenance contracts that entitle customers to product updates.

We recognize software revenue by applying the principles set forth in SAB 104 and American Institute of Certified Public Accountants ("AICPA") Statement of Position No. 97-2, "Software Revenue Recognition". Accordingly, we recognize revenue for software licenses: (i) upon shipment when products are shipped FOB shipping point, and (ii) upon delivery at the customer's location when products are shipped FOB destination. We recognize revenue for maintenance contracts ratably over the related contract period.

Contract revenue. We enter into nonexclusive development and license agreements with semiconductor licensees that generally require us to deliver technology and/or provide engineering services. In return, we receive one or more of the following forms of consideration: (i) patent and license fees; (ii) engineering service fees; and (iii) royalty payments.

License fees, patent fees or engineering services fees are typically paid and the revenue is recognized during the product development period as technology is delivered or as engineering services milestones are achieved. Engineering milestones have historically been formulated to correlate with the estimated level of effort and related costs. We classify license, patent and engineering service fees as contract revenue.

When our agreements include both the delivery of licensing rights and technology and the provision of engineering services, we combine the total patent, license and engineering service fees to be paid under the agreement. These total fees are recognized ratably over the expected product development period, subject to the limitation that the cumulative revenue recognized through the end of any period may not exceed cumulative contract payments to date. We review assumptions regarding the product development period on a regular basis and make adjustments as required. We believe that this method represents the appropriate systematic method for revenue recognition for this type of contract.

After customers enter into development and license agreements, they often engage us to provide additional engineering work that is beyond the scope of their original agreement. When customers request additional services, both parties agree to engineering fees that are based on the level of effort required. We recognize revenue from these agreements either as engineering services are performed or as milestones are achieved.

Royalty revenue. Royalty revenue is generally recognized in the quarter in which a report is received from a licensee detailing the shipments of products incorporating our intellectual property. This report is typically received in the quarter following sales of the licensed product by the licensee. The terms of our licensing agreements generally require licensees to give notification to us and to pay royalties within 45 to 60 days of the end of the quarter during which sales of licensed products take place.

Income Taxes – We compute deferred income taxes based on the differences between the financial statement and tax basis of assets and liabilities using enacted rates in effect in the years in which the differences are expected to reverse. We establish a valuation allowance to offset temporary deductible differences, net operating loss carryforwards and tax credits when it is more likely than not that the deferred tax assets will not be realized.

Capitalization of Software Costs – We capitalize certain internally generated software development costs after technological feasibility of the product has been established. No software costs were capitalized for the years ended December 31, 2006, 2005 and 2004, because such costs incurred subsequent to the establishment of technological feasibility, but prior to commercial availability, were immaterial.

Research and Development Costs – Costs incurred in the research and development of the Company's products are expensed as incurred.

Concentration of Credit Risk – At December 31, 2006 and 2005, we had cash and investments, in excess of federally insured deposit limits of approximately $39.7 million and $36.7 million, respectively.

Concentration of credit risk with respect to net accounts receivable consists of $1.1 million, $0.9 million, and $0.6 million with three customers at December 31, 2006 and $1.4 million, $0.6 million, and $0.3 million with three customers at December 31, 2005.

Stock-Based Compensation – We grant stock options to our employees and directors. Such grants are for a fixed number of shares with an exercise price equal to the fair value of the shares at the date of grant. Effective January 1, 2006, we adopted the provisions of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 123(revised 2004), "Share-Based Payment," ("SFAS 123(R)"), which establishes accounting for equity instruments exchanged for employee services. Under the provisions of SFAS 123(R), stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity award). We use the Black-Scholes valuation model to estimate the fair value of service condition awards. This valuation model takes into account the exercise price of the award, as well as a variety of significant assumptions. These assumptions used to estimate the fair value of stock options include the expected term, the expected volatility of our stock over the expected term, the risk-free interest rate over the expected term, and our expected annual dividend yield. We recognize compensation costs on a straight-line basis over the requisite service period. Prior to January 1, 2006, we accounted for share-based compensation to employees in accordance with APB 25 and related interpretations. We also followed the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). We elected to adopt the modified prospective transition method as provided by SFAS 123(R) and, accordingly, financial statement amounts for the prior periods presented in this Form 10-K have not been restated to reflect the fair value method of expensing stock-based compensation.

Computation of Earnings per Share – Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding plus additional common shares that would have been outstanding if dilutive potential common shares had been issued. For the purposes of this calculation, stock options are considered common stock equivalents in periods in which they have a dilutive effect. Stock options that are antidilutive are excluded from the calculation.

Use of Estimates – The preparation of our financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Significant estimates include revenue recognition, reserves for doubtful accounts, reserves for excess and obsolete inventory, useful lives of fixed assets, valuation allowance for deferred income tax assets, and accrued liabilities. Actual results could differ from those estimates.

Fair Value of Financial Instruments – The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses approximate fair value because of their short-term nature.

Comprehensive Income (Loss) - Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, including foreign currency translation adjustments and unrealized gains and losses on marketable securities. For the years ended December 31, 2006, 2005 and 2004, comprehensive income (loss) was not materially different from net income (loss).

Advertising Costs – Advertising costs are expensed as incurred and were not material for 2006, 2005 and 2004.

Recent Accounting Pronouncements – In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109." FIN 48 clarifies the accounting for uncertainty in income tax positions taken or expected to be taken in tax returns that effect amounts reported in a company's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 establishes a threshold condition that a tax position must meet for any part of the benefit of that position to be recognized in the financial statements. FIN 48 also provides guidance concerning derecognition, measurement, classification, interest and penalties and disclosure of tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the effects of FIN 48 on our financial statements.

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("SFAS 157"). The Statement provides guidance for using fair value to measure assets and liabilities. This Statement references fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. The Statement applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The Statement does not expand the use of fair value in any new circumstances. It is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS 157 is not expected to have a material impact on our financial position, results of operations or cash flows.

In September 2006, the Securities and Exchange Commission, ("SEC"), Staff issued Staff Accounting Bulletin No. 108 ("SAB 108") addressing how the effects of prior-year uncorrected financial statement misstatements should be considered in current-year financial statements. SAB 108 requires registrants to quantify misstatements using both balance-sheet and income-statement approaches and to evaluate whether either approach results in quantifying an error that is material in light of relative quantitative and qualitative factors. SAB 108 does not change the SEC staff's previous guidance in Staff Accounting Bulletin No. 99, "Materialty" on evaluating the materiality of misstatements.

SAB 108 addresses the mechanics of correcting misstatements that include the effects from prior years. Additionally, SAB 108 requires registrants to apply the new guidance for the first time that it identifies material errors in existence at the beginning of the first fiscal year ending after November 15, 2006 by correcting those errors through a one-time cumulative effect adjustment to beginning-of-year retained earnings. The adoption of SAB 108 did not have a material effect on our financial position, results of operations or cash flows.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statements No. 115" ("SFAS 159"). SFAS 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (the "fair value option"). A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting period. This accounting standard is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The effect, if any, of adopting SFAS 159 on our financial position and results of operations has not been finalized.

Segments – We organize ourselves as one segment reporting to the chief operating decision-maker. We have sales outside of the United States, which are described in Note 8. All long-lived assets are maintained in the United States.

3. INVENTORIES

Inventories consisted of the following at December 31 (in thousands):

	2006	2005
Raw materials	$819	$86

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31 (in thousands):

	2006	2005
Land	$1,080	$1,080
Building and improvements	8,837	8,837
Computer equipment	6,684	6,199
Purchased software	3,090	2,935
Furniture and fixtures	938	938
Office equipment	354	349
Manufacturing equipment	289	268
Total	21,272	20,606
Less accumulated depreciation and amortization	(13,149)	(12,531)
Property and equipment, net	$8,123	$8,075

Depreciation expense amounted to $0.6 million, $0.6 million and $0.9 million in each of the years ended December 31, 2006, 2005, and 2004, respectively.

5. INCOME TAXES

Deferred tax assets are attributable to the following at December 31 (in thousands):

	2006	2005
Federal net operating loss carryforwards	$16,983	$16,986
Research and development and other tax credit carryforwards	15,674	14,089
State net operating loss carryforwards	520	382
Capitalized research and development costs	9,456	10,907
Other	1,139	613
Total	43,772	42,977
Less valuation allowance	(43,772)	(42,977)
Deferred tax assets, net	$ -	$ -

A reconciliation of the U.S. federal statutory rate to the effective tax rate is as follows:

	Year ended December 31,		
	2006	2005	2004
Federal statutory rate	34%	(34%)	(34%)
State rate, net of federal benefit	5	(10)	(7)
Foreign tax expense	27	-	-
Tax credits	(97)	(53)	(77)
Change in valuation allowance	43	97	98
Nondeductible compensation expense	16	-	-
Other	1	-	20
Effective tax rate	29%	0%	0%

In 2006, we increased the valuation allowance by $0.8 million to $43.8 million primarily as a result of additional net operating losses and tax credits. The valuation allowance was recorded against deferred tax assets because we determined that it was more likely than not that all of the deferred tax assets may not be realized.

We have incurred net operating losses in 2006, 2005, and 2004. At December 31, 2006 and 2005, these cumulative factors resulted in our continued decision that it is more likely than not that all of our deferred tax assets may not be realized. If we generate sustained future taxable income against which these tax attributes may be applied, some portion or all of the valuation allowance would be reversed. If the valuation allowance is reversed approximately $22.5 million would be recorded as a credit to additional paid in capital reflecting the benefit of deductions from the exercise of stock options.

We did not record a provision for income taxes in 2006 due to a net operating loss and the uncertainty of the timing of profitability in future periods, except for $0.4 million of taxes paid in non-U.S. jurisdictions that assess a source withholding tax.

As of December 31, 2006, we had federal net operating loss and research and experimentation credit carryforwards of approximately $49.9 million and $11.4 million respectively, which may be available to offset future federal income tax liabilities and expire at various dates from 2007 through 2026. In addition, at December 31, 2006, we had approximately $8.3 million and $5.8 million of state net operating losses and state research and development and investment tax carryforwards, respectively, which expire at various dates from 2007 through 2021. Ownership changes, if any, as defined in the Internal Revenue Code, may limit the amount of net operating loss carryforwards that can be utilized annually to offset future taxable income.

6. EQUITY AND STOCK COMPENSATION PLANS

As discussed in Note 2, we adopted SFAS 123(R) on January 1, 2006. Prior to January 1, 2006, the Company accounted for share-based compensation to employees in accordance with APB 25 and related interpretations. The adoption of SFAS 123(R) had a significant impact on our results of operations.

At December 31, 2006, we have four stock-based compensation plans, which are described below:

Fixed Stock Option Plans – We have three fixed option plans. Under the 1990 Incentive and Nonstatutory Stock Option Plan ("1990 Plan"), we may grant incentive stock options or nonqualified stock options to our employees and directors for up to 2,873,002 shares of common stock. Under the 1996 Stock Option Plan ("1996 Plan"), we may grant incentive stock options or nonqualified stock options to our employees and directors for up to 6,100,000 shares of common stock. Under the 2001 Nonqualified Stock Plan ("2001 Plan"), we may grant nonqualified stock options or stock awards to our employees and directors for up to 8,000,000 shares of common stock. Under all three plans, options are granted at an exercise price as determined by the Board of Directors and have terms ranging from four to a maximum of ten years. Our options generally vest over three to five years, although we have granted options that are 50% or fully vested on the date of grant. As of December 31, 2006, there were 4,616,107 shares available for grant under the 2001 Plan, and no shares available under the 1996 and 1990 Plans. In February 2005, we granted fully vested stock options to our directors and certain of our officers to purchase an aggregate of 1,658,500 shares of our common stock. The options were granted with exercise prices equal to the fair market value of our common stock on the dates of grant.

During 2006, the Company awarded unrestricted stock to its employees under the 2001 Plan. A total of 65,464 shares were distributed representing $367,000 of stock-based compensation expense.

The following table presents stock-based employee compensation expenses included in the Company's consolidated statements of operations (in thousands):

	2006
Cost of product sales	$15
Cost of contract revenue	149
Research and development	904
Selling and marketing	289
General and administrative	580
Stock-based compensation expense	$1,937

As a result of adopting SFAS 123(R), the Company's net income for the year ended December 31, 2006 was lower by $1,570,000 than if it had continued to account for stock-based compensation under APB 25. Basic and diluted earnings per share for the year ended December 31, 2006 was also lower by $0.07 and $0.06, respectively, due to the adoption of SFAS 123(R).

The Company estimates the fair value of stock options using the Black-Scholes valuation model. This valuation model takes into account the exercise price of the award, as well as a variety of significant assumptions. These assumptions used to estimate the fair value of stock options include the expected term, the expected volatility of the Company's stock over the expected term, the risk-free interest rate over the expected term, and the Company's expected annual dividend yield. The Company believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of the Company's stock options granted in the year ended December 31, 2006. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.

Assumptions used to determine the fair value of options granted during the year ended December 31, 2006, using the Black-Scholes valuation model were:

	Year Ended December 31, 2006
Expected term(1)	3.25-6.25 years
Expected volatility factor(2)	60-67%
Risk-free interest rate(3)	4.55-4.99%
Expected annual dividend yield	—

(1) The expected term for each grant was determined as the midpoint between the vesting date and the end of the contractual term, also known as the "simplified method" for estimating the expected term described by Staff Accounting Bulletin No. 107 ("SAB 107").

(2) The expected volatility for each grant is estimated based on an average of historical volatility for a period equal to the expected term of the stock option.

(3) The risk-free interest rate for each grant is based on the U.S. Treasury yield curve in effect at the time of grant for a period equal to the expected term of the stock option.

We do not estimate our forfeiture rates as the actual forfeiture rate is known at the end of each reporting period due to the timing of our stock option vesting.

A summary of the transactions of our three fixed stock option plans for the years ended December 31, 2006, 2005, and 2004 are presented below:

	2006		2005		2004	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	6,284,606	$4.73	4,509,808	$3.95	3,467,929	$4.38
Granted	697,000	5.24	2,161,500	6.10	1,305,500	2.96
Exercised	(293,394)	3.01	(339,884)	3.13	(110,087)	3.18
Forfeited or cancelled	(198,400)	6.66	(46,818)	4.05	(153,534)	5.83
Outstanding at end of year	6,489,812	$4.80	6,284,606	$4.73	4,509,808	$3.95
Options exercisable at year end	5,688,735	$4.72	5,598,113	$4.78	3,409,927	$4.23

All options granted during the years ended December 31, 2006, 2005 and 2004 had exercise prices equal to the fair market value of the Company's common stock on the date of grant, and the weighted average grant date fair values of options granted were $2.85, $4.25 and $2.16, respectively.

At December 31, 2006, the weighted average remaining contractual term for both options outstanding and options exercisable was 7 years.

At December 31, 2006, the aggregate intrinsic value of options outstanding and options exercisable was $31,179,000 and $26,859,000, respectively. The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option. The aggregate intrinsic value of options exercised during the year ended December 31, 2006 was $800,000.

The following table summarizes the stock options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable	
Exercise Price Range	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Number	Weighted Average Exercise Price
$0 to $5	3,589,458	$ 3.18	6.95	3,565,313	$ 3.17
$5 to $10	2,811,687	5.93	7.14	2,034,755	6.12
$10 to $20	2,417	12.75	0.39	2,417	12.75
$20 to $30	16,750	20.38	3.80	16,750	20.38
$30 to $40	45,000	33.56	2.46	45,000	33.56
$40 to $50	14,500	44.02	3.21	14,500	44.02
$50 to $70	10,000	58.06	2.75	10,000	58.06
	6,489,812	$ 4.80	6.98	5,688,735	$ 4.72

At December 31, 2006, unrecognized compensation expense related to non-vested stock options was $2,029,000, which is expected to be recognized over a weighted average period of 2 years.

Prior to January 1, 2006, the Company accounted for stock-based compensation to employees in accordance with APB 25. The Company also had previously adopted the provisions of SFAS 123, which required disclosure only of stock-based compensation and its impact on net income (loss) and net income (loss) per share. The following table illustrates the effects on net loss and net loss per share for the years ended December 31, 2005 and December 31, 2004 as if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee awards (in thousands):

	Year Ended December 31, 2005	Year Ended December 31, 2004
Net loss as reported	($2,468)	($1,367)
Add: Stock-based employee compensation expense included in loss		
Less: Total stock-based employee compensation expense determined under the fair value method	(10,113)	(8,277)
Pro forma net loss	($12,581)	($9,644)
Net loss per share:		
Basic and diluted — as reported	($0.11)	($0.06)
Basic and diluted — pro-forma	($0.55)	($0.42)

In determining the stock-based compensation expense to be disclosed under SFAS 123, the Company was required to estimate the fair value of stock awards granted to employees using the Black-Scholes valuation model. However, differences between the requirements of SFAS 123(R) and SFAS 123 resulted in a different set of assumptions determined by the Company to be used in its valuation model. Assumptions used to determine the fair value of options granted under SFAS 123 during the years ended December 31, 2005 and December 31, 2004 were:

	Year Ended December 31, 2005	Year Ended December 31, 2004
Expected term	3-5 years	5 years
Volatility	67-87%	93%
Risk-free interest rate	4.05%	3.74%
Dividend yield	—	—

The Company issues common stock from previously authorized but unissued shares to satisfy option exercises and purchases under the Company's Employee Stock Purchase Plan.

Employee Stock Purchase Plan - In June 1996, we adopted an Employee Stock Purchase Plan (the "ESPP Plan") under which eligible employees could purchase common stock at a price equal to 85% of the lower of the fair market value of the common stock at the beginning or end of each six-month offering period. On November 29, 2005 we amended the ESPP Plan to provide that eligible employees may purchase common stock at a price equal to 95% of the fair market value of the common stock as of the end of each six-month offering period. There is no stock-based compensation expense related to the Company's Employee Stock Purchase Plan because it is not considered a compensatory plan. The plan does not have a look-back feature, and has a minimal discount of 5% of the fair market value of the common stock as of the end of each six-month offering period. Participation in the ESPP Plan is limited to 6% of an employee's compensation, may be terminated at any time by the employee and automatically ends on termination of employment. A total of 350,000 shares of common stock have been reserved for issuance. As of December 31, 2006 there were 137,487 shares available for future issuance under the ESPP Plan. We issued 2,320, 32,873 and 48,437 common shares under the ESPP Plan in 2006, 2005 and 2004, respectively.

Stockholder Rights Plan - In October 2001, our board of directors adopted a stockholder rights plan and declared a dividend distribution of one share purchase right (a "Right") for each outstanding share of our common stock to stockholders of record at the close of business on October 15, 2001. Each share of common stock issued after that date also will carry with it one Right, subject to certain exceptions. Each Right, when it becomes exercisable, will entitle the record holder to purchase from us one ten-thousandth of a share of series A preferred stock at an exercise price of $40.00 subject to adjustment.

The Rights become exercisable upon the earliest of the following dates: (i) the date on which we first publicly announce that a person or group has become an acquiring person, or (ii) the date, if any, that our board of directors may designate following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer which could result in the potential buyer becoming a beneficial owner of 15% or more of our outstanding common stock. Under these circumstances, holders of Rights will be entitled to purchase, for the exercise price, the preferred stock equivalent of common stock having a market value of two times the exercise price. The Rights expire on October 2, 2011, and may be redeemed by us for $.001 per Right.

7. COMMITMENTS AND CONTINGENT LIABILITIES

Lease Commitments – We own our principal office and research facility in Bedford, Massachusetts, which we have occupied since November 1997. We conduct a portion of our activities in leased facilities in Lafayette and San Jose, California under non-cancelable operating leases that expires in 2007 and 2008, respectively. The following is a schedule of future minimum rental payments (in thousands):

Year ended December 31,	
2007	$25
2008	9
Total minimum lease payments	$34

Rental expense was approximately $26,000, $26,000 and $35,000 in 2006, 2005 and 2004, respectively.

Litigation - There are no material pending legal proceedings to which we are a party or to which any of our properties are subject which, either individually or in the aggregate, are expected to have a material adverse effect on our business, financial position or results of operations.

Guarantees and Indemnification Obligations – We enter into licensing agreements in the ordinary course of business that require us: i) to perform under the terms of the contracts, ii) to protect the confidentiality of our customers' intellectual property, and iii) to indemnify customers, including indemnification against third party claims alleging infringement of intellectual property rights. We also have agreements with each of our directors and executive officers to indemnify such directors or executive officers, to the extent legally permissible, against all liabilities reasonably incurred in connection with any action in which such individual may be involved by reason of such individual being or having been a director or officer of the Company.

Given the nature of the above obligations and agreements, we are unable to make a reasonable estimate of the maximum potential amount that we could be required to pay. Historically, we have not made any significant payments on the above guarantees and indemnifications and no amount has been accrued in the accompanying consolidated financial statements with respect to these guarantees and indemnifications.

8. BUSINESS SEGMENTS AND MAJOR CUSTOMERS

We manage the business as one segment and conduct our operations in the United States.

We sell our products and technology to domestic and international customers. Revenues were generated from the following geographic regions (in thousands):

	Year ended December 31,		
	2006	2005	2004
United States	$12,797	$9,202	$10,101
Germany	6,630	4,926	4,910
Rest of world	4,629	1,539	1,474
	$24,056	$15,667	$16,485

The portion of total revenue that was derived from major customers was as follows:

	Year ended December 31,		
	2006	2005	2004
Customer A	20%	20%	28%
Customer B	26%	30%	28%

9. EMPLOYEE BENEFIT PLAN

In 1994, we established a qualified 401(k) Retirement Plan (the "Plan") under which employees are allowed to contribute certain percentages of their pay, up to the maximum allowed under Section 401(k) of the Internal Revenue Code. Our contributions to the Plan are at the discretion of the Board of Directors. Our contributions were approximately $316,000, $289,000 and $274,000 in 2006, 2005 and 2004, respectively.

10. NET INCOME (LOSS) PER SHARE

Net income (loss) per share is calculated as follows (in thousands, except per share data):

	Year ended December 31,		
	2006	2005	2004
Net income (loss)	$1,034	($2,468)	($1,367)
Weighted average common shares outstanding	23,474	23,076	22,785
Additional dilutive common stock equivalents	1,491	-	-
Diluted shares outstanding	24,965	23,076	22,785
Net income (loss) per share – basic	$0.04	($0.11)	($0.06)
Net income (loss) per share – diluted	$0.04	($0.11)	($0.06)

For the years ended December 31, 2005 and 2004, potential common stock equivalents of 1,824,826, and 356,411, respectively, were not included in the per share calculation for diluted EPS, because we had a net loss and the effect of their inclusion would be anti-dilutive. For the years ended December 31, 2006, 2005 and 2004, options to purchase 2,423,242, 2,340,167 and 280,605 shares of common stock at average weighted prices of $7.18, $7.36 and $16.06 per share, respectively, were outstanding, but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares and thus would be anti-dilutive.

11. QUARTERLY RESULTS OF OPERATIONS - UNAUDITED

The following table presents unaudited quarterly operating results for each of our quarters in the two-year period ended December 31, 2006 (in thousands, except per share data):

	2006 Quarters Ended			
	March 31	June 30	September 30	December 31
Revenue	$6,134	$4,790	$6,682	$6,450
Gross profit	4,736	3,463	5,033	4,724
Income (loss) from operations	128	(1,669)	680	462
Net income (loss)	522	(1,210)	840	882
Net income (loss) per share – basic	$0.02	($0.05)	$0.04	$0.04
Net income (loss) per share – diluted	$0.02	($0.05)	$0.03	$0.04

	2005 Quarters Ended			
	March 31	June 30	September 30	December 31
Revenue	$4,224	$2,683	$5,087	$3,673
Gross profit	3,324	1,903	4,104	2,592
Income (loss) from operations	(531)	(1,794)	252	(1,545)
Net income (loss)	(314)	(1,522)	561	(1,193)
Net income (loss) per share – basic	($0.01)	($0.07)	$0.02	($0.05)
Net income (loss) per share – diluted	($0.01)	($0.07)	$0.02	($0.05)

Quarterly income (loss) per share totals differ from annual income (loss) per share due to dilution and rounding.

FINANCIAL STATEMENT SCHEDULE

Schedule II - Valuation and Qualifying Accounts – Years ended December 31, 2006, 2005, and 2004 (in thousands)

Col. A	Col. B	Col. C(1)	Col. C(2)	Col. D	Col. E
		Additions			
	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions Charged to Reserves	Balance at End of Period
Allowance for doubtful accounts receivable:					
2006	$97	-	-	-	$97
2005	$110	-	-	$13	$97
2004	$927	($50)	-	$767	$110
Inventory reserves:					
2006	$284	$29	-	-	$313
2005	$284	-	-	-	$284
2004	$284	-	-	-	$284

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act). Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Evaluation of Changes in Internal Control Over Financial Reporting

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we concluded that there were no changes in our internal control over financial reporting that occurred during the quarterly period ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control — Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

Our management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 of Form 10-K is incorporated by reference from the information contained in the sections captioned *"Directors and Executive Officers"*, *"Corporate Governance"* and *"Section 16(a) Beneficial Ownership Reporting Compliance"* in the Proxy Statement that will be delivered to our shareholders in connection with our May 23, 2007 Annual Meeting of Shareholders.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 of Form 10-K is incorporated by reference from the information contained in the section captioned *"Executive Compensation: Compensation Discussion and Analysis"* in the Proxy Statement that will be delivered to our shareholders in connection with our May 23, 2007 Annual Meeting of Shareholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 of Form 10-K is incorporated by reference from the information contained in the section captioned *"Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters"* in the Proxy Statement that will be delivered to our shareholders in connection with our May 23, 2007 Annual Meeting of Shareholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information, if any, required by Item 13 of Form 10-K is incorporated by reference from the information contained in the sections captioned *"Corporate Governance"* and *"Certain Relationships and Related Transactions"* in the Proxy Statement that will be delivered to our shareholders in connection with our May 23, 2007 Annual Meeting of Shareholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 14 of Form 10-K is incorporated by reference from the information contained in the section captioned *"Independent Accountants"* in the Proxy Statement that will be delivered to our shareholders in connection with our May 23, 2007 Annual Meeting of Shareholders.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this report:

(a) Financial Statements and Exhibits:

(3) Exhibits:

Exhibits have been filed separately with the United States Securities and Exchange Commission in connection with this Annual Report on Form 10-K or have been incorporated into this Report by reference. Copies of such exhibits may be obtained from us upon request.

Exhibit No.	Description of Exhibit
3.1	Amended and Restated Articles of Organization (filed as Exhibit 3.2 to the Company's Registration Statement on Form S-1, File No. 333-6807 and incorporated herein by reference).
3.2	Articles of Amendment to the Articles of Organization (filed as Exhibit 3.3 to the Company's Form 10-Q for the quarter ended September 30, 2002 and incorporated herein by reference).
3.3	Amended and Restated By-Laws (filed as Exhibit 3.3 to the Company's Form 10-Q for the quarter ended June 30, 1996 and incorporated herein by reference).
4.1	Rights Agreement dated as of October 2, 2001 between Aware, Inc. and Equiserve Trust Company, N.A., as Rights Agent (filed as Exhibit 4(a) to the Company's Form 8-K filed with the Securities and Exchange Commission on October 3, 2001 and incorporated herein by reference).
4.2	Terms of Series A Participating Cumulative Preferred Stock of Aware, Inc. (attached as Exhibit A to the Rights Agreement filed as Exhibit 4.1 hereto).
4.3	Form of Right Certificate (attached as Exhibit B to the Rights Agreement filed as Exhibit 4.1 hereto).
10.1*	1990 Incentive and Non-Statutory Stock Option Plan (filed as Exhibit 10.2 to the Company's Registration Statement on Form S-1, File No. 333-6807 and incorporated herein by reference).
10.2*	1996 Stock Option Plan, as amended and restated (filed as Annex A to the Company's Definitive Proxy Statement filed with the Securities and Exchange Commission on April 11, 2000 and incorporated herein by reference).
10.3*	1996 Employee Stock Purchase Plan, as amended and restated (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 11, 2005 and incorporated herein by reference).
10.4*	Form of Director and Officer Indemnification Agreement (filed as Exhibit 10.4 to the Company's Form 10-K for the year ended December 31, 2002 and incorporated herein by reference).
10.5*	2001 Nonqualified Stock Plan (filed as Exhibit 99(d)(4) to the Company's Schedule TO filed with the Securities and Exchange Commission on March 3, 2003 and incorporated herein by reference).

10.6*	Form of Nonqualified Stock Option Agreement under the 2001 Nonqualified Stock Plan.
21.1	Subsidiaries of Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*Management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AWARE, INC.

By: /s/ Michael A. Tzannes
Michael A. Tzannes, Chief Executive Officer

Date: March 14, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 14th day of March 2007.

Signature	Title
/s/ Michael A. Tzannes Michael A. Tzannes	Chief Executive Officer and Director (Principal Executive Officer)
/s/ Edmund C. Reiter Edmund C. Reiter	President and Director
/s/ Keith E. Farris Keith E. Farris	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ John K. Kerr John K. Kerr	Chairman of the Board of Directors
/s/ Frederick D. D'Alessio Frederick D. D'Alessio	Director
/s/ G. David Forney, Jr. G. David Forney, Jr.	Director
/s/ Adrian F. Kruse Adrian F. Kruse	Director
/s/ Mark G. McGrath Mark G. McGrath	Director

Corporate Information

BOARD OF DIRECTORS

John K. Kerr
Chairman of the Board
Aware, Inc.

Michael A. Tzannes, Ph.D.
Chief Executive Officer
Aware, Inc.

Edmund C. Reiter, Ph.D.
President
Aware, Inc.

Frederick D. D'Alessio
General Partner
Capitol Management Partners

G. David Forney, Jr., Sc.D.
Adjunct Professor, MIT
Vice President (retired)
Motorola, Inc.

Adrian F. Kruse, C.P.A., J.D.
Audit Partner (retired)
Ernst & Young LLP

Mark G. McGrath
Senior Advisor
Gleacher Partners LLC

OFFICERS

Michael A. Tzannes, Ph.D.
Chief Executive Officer

Edmund C. Reiter, Ph.D.
President

Keith E. Farris
Chief Financial Officer

Richard W. Gross, Ph.D.
Senior Vice President
Engineering

LEGAL COUNSEL

Foley Hoag LLP
Boston, MA

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
Boston, MA

TRANSFER AGENT

Computershare Trust Company N.A.
PO Box 43078
Providence, RI 02940-3078
1(877) 282-1168
www.computershare.com

ANNUAL MEETING

Wednesday, 10:00 a.m.
May 23, 2007
Bedford Glen Hotel
Bedford, MA

STOCK LISTING

NASDAQ: AWRE

CORPORATE HEADQUARTERS

40 Middlesex Turnpike
Bedford, MA 01730
(781) 276-4000

WEST COAST LOCATIONS

3685 Mt. Diablo Boulevard
Lafayette, CA 94549

4 North Second Street
San Jose, CA 95113

CONTACT INFORMATION

Investor Relations
Aware, Inc.
40 Middlesex Turnpike
Bedford, MA 01730-1432 USA
(781) 276-4000
www.aware.com



AWARE

END

Aware, Inc., 40 Middlesex Turnpike, Bedford, MA 01730-1432 USA
T (781) 276-4000 ■ F (781) 276-4001 ■ www.aware.com